Exhibit 99.4

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the “Agreement”) is made this 11th day of March, 2025 (the “Effective Date”) by and between Stakeholder Energy, LLC, a Wyoming limited liability company (“Seller”), and Powder River Basin LLC, a Delaware limited liability company (“Buyer”) (collectively the “Parties” and individually each may be referred to as a “Party”).

RECITALS

A.	Whereas, Seller holds a leasehold interest in certain properties covered by the mining leases, amendments thereto, and correlating agreements described in the attached Exhibit A (together, the “Mining Leases”).

B.	Whereas, Seller holds the unpatented mining claims located in Converse County, Wyoming more particularly described in the attached Exhibit B (the “Mining Claims”).

C.	Whereas, Seller holds a leasehold interest in certain properties covered by the Wyoming State Uranium leases located in Converse County, Wyoming described in the attached Exhibit C (the “WY State Leases”).

D.	Whereas, Seller holds contractual interests in certain properties covered by the surface use, exploration and development contracts, including amendments and memorandums thereof, described in the attached Exhibit D (the “Development Agreements”; together with the Mining Leases, the Mining Claims and the WY State Leases, the “Converse County Assets”). The Mining Leases, the WY State Leases and the Development Agreements are collectively referred to herein as the “Underlying Agreements.”

E.	Whereas, Seller and Usuran Resources, Inc., a Colorado corporation (“Usuran”) and a member of Buyer, entered into that certain Memorandum of Understanding and Term Sheet, dated June 19, 2024 (as amended, the “MOU”), providing for obligations, mutual promises, burdens and benefits to be afforded the Parties during the due diligence period prior to execution of this Agreement.

F.	Whereas, Seller desires to sell and Buyer desires to purchase all of Seller’s interests in the Converse County Assets, pursuant to the terms and conditions set forth below.

G.	Whereas, the Parties agree to use an independent escrow agent (the “Escrow Agent”) to hold deeds, assignments, and other transfer documents until the purchase price of the Converse County Assets has been paid in full.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed, the Parties agree as follows:

1.	Purchase.

(a)          Subject to the terms set forth herein, Seller agrees to assign and convey to Buyer or Buyer’s Affiliate designee all of Seller’s right, title, and interest in the Converse County Assets free and clear of all liens, charges, encumbrances, and claims arising by, through, or under Seller, subject to any Area of Interest Royalty becoming payable to Seller, the Royalty Assignments, the Underlying Agreements and instruments appearing of record in the public records of the Converse County recorder (but only to the extent such instruments do not constitute liens, claims or encumbrances arising by, through or under Seller and are not inconsistent with Seller’s representations and warranties in Section 14(b)(v)), for Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000.00) (the “Purchase Price”), payable to Seller in three equal installments (each an “Installment” and collectively the “Installments”) as follows:

(i)          Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “First Installment”) payable to Seller at Closing by wire transfer or other form of payment satisfactory to Seller, reduced as set forth in Section 1(d) below; and

(ii)         Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “Second Installment”) to be paid on or before the one (1) year anniversary of Closing, payable to Seller, by delivery thereof to the Escrow Agent by wire transfer or other form of payment satisfactory to Seller; and

(iii)        Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “Final Installment”) to be paid on or before the two (2) year anniversary of Closing, payable to Seller, by delivery thereof to the Escrow Agent by wire transfer or other form of payment satisfactory to Seller.

(b)          Buyer shall have the right to prepay any Installment or all of the Installments without penalty; provided, however, that any prepayment by Buyer shall not relieve Buyer from making the next required Installment payment when due.

(c)          If there is an uncured, undisputed default in Buyer’s payment of the Second Installment or the Final Installment, and Buyer has not cured such default within twenty (20) business days after written notice of the same has been given by Seller, all Transfer Documents shall be delivered to Seller pursuant to the Escrow Instructions, below defined, along with any and all other documents required to reconvey all of Buyer’s right, title, and interest in the Converse County Assets to Seller. In connection with such reconveyance, Buyer agrees to execute and deliver, without additional consideration, such further assurances, instruments and documents, and to take such further actions as Seller may reasonably request and as may be reasonably necessary in order to fulfill this reconveyance obligation and fully revest title to and possession of the Converse County Assets in Seller.

(d)          In addition to the payments set forth above, Buyer shall make an additional payment to Seller of Two Hundred Thousand Dollars ($200,000) on the Effective Date, by wire transfer pursuant to written instructions provided by Seller. One-half of that additional payment ($100,000) shall be credited against the First Installment at the Closing, and the remainder of that payment shall be non-refundable.

2.            Closing. Closing of the transaction contemplated under this Agreement (“Closing”) shall occur upon the completion of the following (the “Closing Date”):

(a)          Seller’s delivery of the Transfer Documents, below defined, to the Escrow Agent or to Buyer, as applicable;

(b)          Seller’s execution and delivery of escrow instructions, substantially in the form of the attached Exhibit E (the “Escrow Instructions”), to Buyer and Escrow Agent;

(c)          Buyer’s execution and delivery of the Escrow Instructions to Seller and Escrow Agent; and

(d)          Buyer’s full payment of the First Installment pursuant to Section 1.

Unless the Parties otherwise agree, the Closing shall occur on or before April 22, 2025.

3.	Delivery of Transfer Documents.

On or before the Closing Date, Seller shall execute and deliver to the Escrow Agent (or provide to Buyer, as indicated) the following documents (the “Transfer Documents”), some of which shall also be executed by Buyer, as set forth in the identified exhibits:

(a)          To the Escrow Agent: an assignment and assumption agreement conveying all of Seller’s right, title and interest in the Mining Leases and the WY State Leases to Buyer, substantially in the form of the attached Exhibit F (the “Mining Lease Assignment”);

(b)          To the Escrow Agent: a quitclaim deed, conveying all of Seller’s right, title and interest in the Mining Claims to Buyer, without warranty and substantially in the form of the attached Exhibit G (the “Quitclaim Deed”);

(c)          To the Escrow Agent: one or more assignments conveying all of Seller’s right, title and interest in the WY State Leases to Buyer, substantially in the form of the attached Exhibit H (the “State Lease Assignment”), as required by the Wyoming Office of State Lands and Investments (“OSLI”);

(d)          To the Escrow Agent: an assignment and assumption agreement conveying all of Seller’s right, title and interest in the Development Agreements to Buyer, substantially in the form of the attached Exhibit I (the “Development Agreements Assignment”);

(e)          To the Buyer: estoppel certificates from each of the counterparties to the Mining Leases and the Development Agreements, substantially in the form attached as Exhibit J (“Estoppel Certificates”);

(f)           To the Buyer: third-party consents from each of the counterparties to the Mining Leases and Development Agreements which require such consent (“Third-party Consents”);

(g)          To the Buyer: amendments to each of the Underlying Agreements executed by Seller and each of the counterparties thereto, amended in a manner satisfactory to Buyer to reflect the changes described in the attached Exhibit K-1;

(h)          To the Buyer: amendments to each of those certain Royalty Assignments, identified as Assignment Nos. 7, 8 and 9 on the attached Exhibit M, executed by Seller and each of the counterparties thereto, amended in a manner satisfactory to Buyer to reflect the changes described in Exhibit K-2;

(i)           To the Escrow Agent: a Foreign Investment in Real Property Tax Act (“FIRPTA”) certificate of Seller dated the Closing Date, in the form attached hereto as Exhibit L;

(j)           To the Escrow Agent: the Escrow Instructions; and

(k)          To the Escrow Agent or the Buyer, as appropriate: any and all other customary documents reasonably necessary to convey all of Seller’s interests in the Converse County Assets to Buyer.

4.            Escrow. The Parties hereby designate American Title Agency of Casper, Wyoming as the Escrow Agent under this Agreement (the “Escrow Agent”). All costs attendant with said escrow arrangement shall be paid by the Buyer. The Transfer Documents shall be placed in escrow with the Escrow Agent. Escrow fees shall be paid by the Buyer. The Parties hereby instruct and authorize the Escrow Agent as follows, and as more particularly stated in the Escrow Instructions:

(a)	Upon receipt of each Installment payment, the Escrow Agent shall promptly remit the payment, to Seller, or to any person or entity designated by Seller in writing to the Escrow Agent.

(b)	Notwithstanding Section 11, not later than three (3) days after full payment of the Purchase Price, the Escrow Agent shall deliver to Buyer, or to any person or entity designated by Buyer in writing to the Escrow Agent, all the documents then held by the Escrow Agent with regard to this Agreement.

(c)	Upon receipt of an Affidavit of Seller declaring that:

(1)	Buyer has defaulted under this Agreement;

(2)	Seller has given Buyer notice of such default;

(3)	Buyer has not cured such default within twenty (20) business days after Stakeholder giving such notice and has not disputed the existence of such default; and

(4)	Seller has terminated and canceled this Agreement,

the Escrow Agent shall deliver to Seller all documents then held by the Escrow Agent with regard to this Agreement, as specified and directed by Seller.

(d)          All sales, use, transfer or similar taxes or governmental charges and all deed taxes and recording fees, including BLM transfer fees, with respect to the sale of the Converse County Assets, but excluding attorneys’ fees and costs of the Parties shall be paid when due by Buyer.

(e)          At the Closing, the Parties will deliver the Escrow Instructions to the Escrow Agent.

5.            Royalty Assignments. The Converse County Assets are subject to the royalty assignments and agreements described in the attached Exhibit M (collectively, as amended, the “Royalty Assignments” and each individually, as amended, a “Royalty Assignment”), each of which creates a royalty payment obligation (collectively, the “Royalties” and each individually a “Royalty”). Subject to the terms and conditions of this Agreement, Buyer expressly assumes all of Seller’s liability and obligations under the Royalty Assignments from and after the Closing Date and Seller expressly retains all of Seller’s liability and obligations under the Royalty Assignments existing prior to the Closing Date. Prior to Closing, the Parties shall cooperate and verify that the Royalty Assignments, as amended, are properly perfected or recorded against the Converse County Assets.

6.	Conditions to Closing.

(a)          Conditions to Buyer’s Obligation to Close. The obligation of Buyer to consummate this transaction is subject to the fulfillment, on or before the Closing Date, of each of the following conditions, any one or a portion of which may be waived in writing by Buyer:

(i)          Seller’s representations and warranties in Section 14 shall be true and correct as of the Closing Date;

(ii)         Seller shall have delivered to the Escrow Agent or provided to Buyer all of the agreements and other documents required to be delivered by Seller pursuant to Section 3;

(iii)        as of the Closing Date, no lawsuit, action or other proceeding shall have been threatened or instituted to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereunder;

(iv)        Seller shall have performed all of its pre-Closing obligations under this Agreement;

(v)         Seller having obtained amendments to each of the Underlying Agreements executed by Seller and each of the counterparties thereto, amended in a manner satisfactory to Buyer to reflect the changes described in the attached Exhibit K-1;

(vi)        Seller having obtained amendments to those certain Royalty Assignments identified as Assignment Nos. 7, 8 and 9 in the attached Exhibit M, executed by Seller and each of the counterparties thereto; amended in a manner satisfactory to Buyer to reflect the changes described in the attached Exhibit K-2;

(vii)       Buyer obtaining confirmation from the Australian Securities Exchange (“ASX”) confirming that ASX Listing Rule 11.1.3 does not apply to the transaction contemplated by this Agreement; and

(viii)      Buyer and the parent companies of Buyer’s members, Global Uranium and Enrichment, Ltd. and Snow Lake Resources Ltd., obtaining all necessary shareholder, third-party, and regulatory approvals necessary to complete the transaction contemplated by this Agreement;

(b)          Conditions to Seller’s Obligation to Close. The obligation of Seller to consummate this transaction is subject to the fulfillment, at or before Closing, of each of the following conditions, any one or a portion of which may be waived in writing by Seller:

(i)          Buyer’s representations and warranties in Section 15 shall be true and correct as of the Closing Date;

(ii)         Buyer shall have delivered to Seller all of the agreements required to be executed by Buyer pursuant to Section 3;

(iii)        as of the Closing Date, no suit, action, or other proceeding shall have been threatened or instituted to restrict, enjoin or otherwise prevent the consummation of this Agreement or the transactions contemplated hereunder;

(iv)        Buyer shall have performed all of its pre-Closing obligations under this Agreement; and

(v)	Buyer shall have made full payment of the First Installment to Seller.

7.            Possession; Grant of Rights During Term. From the Closing Date until the Escrow Agent’s delivery of the Transfer Documents to Buyer (the “Term”):

(a)          Buyer’s Rights During Term. Subject to the terms of the Underlying Agreements, Seller hereby grants to Buyer and Buyer shall have the sole and exclusive right (on its own or through the use of independent contractors or consultants) to enter upon and use the Mining Claims and the properties covered by the Underlying Agreements (collectively with the Mining Claims, the “Properties”), and to grant such rights to its Affiliates and permitted assigns, for the purpose and with the sole and exclusive right and privilege of prospecting, exploring for and developing uranium, vanadium and related minerals (“Subject Minerals”), including without limitation, the sole and exclusive right and privilege:

(i)          to enter upon the Properties for purposes of surveying, exploring for, prospecting for, sampling, trenching, mapping, assaying, drilling, and developing Subject Minerals;

(ii)         to construct, use, maintain, repair, replace and relocate drill pads, buildings, roads, ditches, wells, pipelines, power and communication lines, structures, ponds, utilities and other improvements, fixtures and facilities required by Buyer for the full enjoyment of the Properties for the purposes set forth in this Section 7(a);

(iii)        to use so much of the Properties as Buyer may consider necessary, convenient or suitable for any such purposes;

(iv)        to use all easements and rights-of-way for ingress and egress to and from the Properties as Seller may be entitled;

(v)         to appropriate and use, consistent with Wyoming law and the Underlying Agreements, any surface and underground water or water rights now existing or subsequently discovered or developed on or appurtenant to the Properties, and to divert existing creeks and streams; and

(vi)        to exercise all other rights which are incidental to any or all of the rights specified, mentioned or referred to within this Agreement, including the conduct of Exploration, Development and Related Work.

(b)          Payment Obligations During the Term. During the Term, Buyer shall timely pay:

(i)          any and all applicable advance minimum royalties, rentals, and other periodic payments required under the Royalty Assignments and the Underlying Agreements; and

(ii)         any and all fees associated with maintaining the Mining Claims, including without limitation annual unpatented mining claim maintenance fees.

(c)          Cooperation Between Buyer and Seller During the Term. During the Term:

(i)          Seller has recently extended the term of WY State Lease No. #O-43497. Seller shall prior to the Closing Date provide a notice to Buyer outlining all costs and fees Seller incurred to obtain that extension. Upon receipt of such notice, Buyer shall promptly tender payment to Seller for reimbursement of any direct costs (including reasonable attorneys’ fees) and fees actually incurred by Seller in obtaining that extension. The amount of such reimbursement may be included by Buyer as Exploration and Development Expenses.

(ii)         Seller shall cooperate with Buyer in Buyer’s efforts to obtain any permits or licenses required from governmental agencies or third parties to allow Buyer to conduct any activities on the Properties authorized under Section 7(a).

(iii)        Buyer and Seller shall cooperate to the extent Buyer needs any information or materials necessary to satisfy its payment obligations under Section 7(b).

(iv)        Seller shall not take any actions which would result in breach or termination of any or all of the Underlying Agreements, which would result in the placement of any lien or encumbrance on any of the Properties, or which would be in contravention of any of Seller’s representations and warranties hereunder.

(v)         Seller shall not amend the terms and conditions of any of the Underlying Agreements without the written consent of Buyer and except as otherwise set forth in Section 3(g).

(vi)        Without modifying Buyer’s obligations under Section 7(b)(i), Seller shall distribute all payments received from Buyer under this Agreement as required by the terms and conditions of the Underlying Agreements.

(vii)       Seller shall not, directly or indirectly:

(A)          solicit competing bids, enter into any discussions, negotiations, agreements (binding or otherwise) with any party (or encourage, solicit or procure any party to do any of those things) in relation to a sale of, or an option to sell, an interest in all or part of the Converse County Assets;

(B)          provide confidential materials to third parties known by Seller to be potential purchasers of the Converse County Assets;

(C)          grant any rights over the Converse County Assets or contract to sell the Converse County Assets except to Buyer; or

(D)          encumber, assign, charge or otherwise dispose of any of the Converse County Assets or its rights in respect of the Converse County Assets, except to Buyer.

8.	Condition of the Property.

(a)          Prior to the Closing and subject to Section 7(c)(i), Buyer shall make all payments required under the Underlying Agreements and take all other actions necessary to maintain all interests in the Converse County Assets, and, at Buyer’s request, Seller shall cooperate with Buyer to facilitate such payments and other necessary actions to maintain the Converse County Assets. Unless otherwise specifically authorized herein, Seller agrees that between the Closing Date and Buyer’s full payment of the Purchase Price and the Escrow Agent’s delivery of the Transfer Documents, Seller shall not assign, sell, lease or otherwise transfer, dispose of, or encumber the Converse County Assets, and Seller shall not conduct any activities on the Properties inconsistent with or that could reasonably be expected to have any adverse impact on the rights that are granted to Buyer in this Agreement. During such period, Seller will defend, indemnify and hold Buyer harmless from all claims, demands, costs (including reasonable attorneys’ fees), loss, or damage which may result from any activities of Seller on the Properties and from any loss of an interest in all or any portion of the Converse County Assets as the result of any action or inaction by Seller.

(b)          Between the Closing Date and Buyer’s full payment of the Purchase Price and the Escrow Agent’s delivery of the Transfer Documents, Buyer shall notify Seller in writing if Buyer wishes to abandon or surrender or allow to lapse or expire all or any part or parts of the Converse County Assets by providing a written notice thereof (“Asset Abandonment Proposal”). Within thirty (30) days after Seller’s receipt of any Asset Abandonment Proposal, Seller shall notify Buyer either (i) that it concurs with the Asset Abandonment Proposal, in which case Seller and Buyer shall work together, including taking any steps as may be required under any applicable Underlying Agreement, to abandon the identified assets, or (ii) that it wishes to retain its interest in those Converse County Assets proposed for abandonment or surrender, in which case Seller shall take such actions as are reasonably requested by Buyer to evidence the fact that those assets are no longer part of the Converse County Assets which Buyer has the right to purchase under this Agreement. Buyer may not make an Asset Abandonment Proposal if it would reasonably be expected to cause a breach of any Underlying Agreement (or, if an Underlying Agreement would reasonably be expected to be breached, consent of any relevant counterparties to such Underlying Agreement has not been obtained in writing).

9.            Risk of Loss, Reclamation, and Indemnification. Buyer will be responsible for all risks, claims, damages, and obligations arising from its exploration and development activities and other operations relating to the Converse County Assets during the Term. Buyer will defend, indemnify and hold Seller harmless from all claims, demands, costs (including reasonable attorneys’ fees), loss, or damage which may result from its exploration and development activities and other operations relating to the Converse County Assets during the Term. After Closing, all risk of loss shall be held by Buyer.

10.          Assumption of Obligations. Subject to the provisions of Section 13, upon Seller’s delivery of the Mining Lease Assignment, the State Lease Assignments, the Quitclaim Deed, and the Development Agreements Assignment to the Escrow Agent at Closing, Buyer shall assume all liabilities and obligations of Seller with respect to the Underlying Agreements and maintenance of the Mining Claims that arise after the Closing Date.

11.          Diligence and Expenditures.

(a)          Prior to Closing, to the extent reasonably requested by Buyer and at Buyer’s expense, Seller shall make available for review and copying (in paper or electronic form) by Buyer all data and information in Seller’s possession pertaining to the Converse County Assets, including the Underlying Agreements, and Buyer may conduct such due diligence regarding the Converse County Assets as Buyer deems necessary in its sole discretion.

(b)          “Exploration, Development and Related Work” shall mean and include all operations and activities of Buyer (or performed at the request of Buyer) on or relating to the Properties for purposes of prospecting, exploration, development, and related activities for Subject Minerals.

(c)          “Exploration and Development Costs” shall mean all costs or fees, expenses, liabilities and charges paid or incurred by Buyer which are related to Exploration, Development and Related Work, including without limitation:

(i)          all costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Properties, including, without limitation, the pursuit of required federal, state or local authorizations or permits and the performance of environmental protection or reclamation obligations, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill cores, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

(ii)         all expenses incurred in conducting development activities on or in connection with the Properties, including, without limitation, the pursuit of required federal, state or local authorizations or permits and the performance of environmental protection or reclamation obligations, pre-stripping and stripping, the construction, installation, and maintenance of a mill, leach pads or other beneficiation facilities for Subject Minerals, construction, maintenance, and operation of buildings and improvements, roads, power lines, pipelines, injection wells, monitoring wells, water infrastructure, and other activities, operations or work performed in preparation for the removal of Subject Minerals from the Properties;

(iii)        all costs incurred in performing any reclamation or other restoration or clean-up work required by any federal, state or local agency or authority, including all reclamation bond fees and sureties fees and all costs of insurance obtained or in force to cover activities undertaken by or on Buyer’s behalf on the Properties;

(iv)        reasonable salaries, wages, expenses and benefits (other than any equity-based compensation) paid or provided to Buyer’s employees or consultants engaged primarily in operations directly relating to the Converse County Assets, excluding the salaries, wages, expenses and benefits of Buyer’s and Buyers’ Affiliates’ Directors, CEOs, and CFOs (for clarity, the amount of salary, wages, expenses and benefits of an employee that shall be deemed to be “Exploration and Development Expenses” shall be that portion of the employee’s total compensation that is proportionate to such employee’s time spent engaged in activities related to the Converse County Assets relative to the time spent by such employee on other Buyer business);

(v)         all costs incurred in connection with the preparation of pre-feasibility or feasibility studies or other economic and technical analyses pertaining to the Converse County Assets, whether carried out by Buyer or by third parties under contract with Buyer;

(vi)        taxes and assessments, other than income taxes, assessed or levied upon or against the Properties or any improvements thereon situated thereon for which Buyer is responsible or for which Buyer reimburses any underlying lessor;

(vii)       costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Converse County Assets; provided, however, that equipment owned and supplied by Buyer shall be chargeable at rates no greater than comparable market rental rates available in the area of the Properties;

(viii)      costs incurred by Buyer in examining and curing title to any part of the Properties, in maintaining the Converse County Assets (including making required payments under the Underlying Agreements), whether through the performance of assessment work, the payment of claim maintenance fees or otherwise, in satisfying surface use or damage obligations to landowners, or in conducting any analyses of the environmental conditions at or affecting the Properties;

(ix)        all amounts paid to Seller by Buyer pursuant to Section 6 of the MOU; and

(x)          costs incurred by Buyer or its members in locating additional unpatented mining claims within the areas previously identified in, and as set forth in, the Staking Agreement between Seller and Usuran dated February 14, 2025 (the “Staking Agreement”), including any such costs incurred by Buyer in locating any such claims following the date of the MOU but prior to the Effective Date. Any such claims may be located by Buyer only after consultation with Seller, and any such claims shall be included within the Mining Claims and be subject to this Agreement.

(d)          Buyer shall expend $10,000,000.00 in Exploration and Development Costs by the three (3) year anniversary of Closing (“E&D Expenditure Requirement”). Buyer shall expend at least $3,000,000.00 of the E&D Expenditure Requirement by the one-year anniversary of Closing (the “First Year E&D Expenditure”) and at least an additional $3,000,000.00 of the E&D Expenditure Requirement by the two-year anniversary of Closing (“the “Second-Year E&D Expenditure,” and together with the First Year E&D Expenditure, the “Yearly E&D Expenditures”). Notwithstanding the foregoing, sixty (60) days after the payment of the Final Installment, the E&D Expenditure Requirement shall terminate, Buyer shall have no further obligation to incur any additional Exploration and Development Costs or to make up the difference between the E&D Expenditure Requirement and the amount of Exploration and Development Costs actually incurred, and the provisions of Sections 11(e) and 11(f) shall no longer apply; provided that Seller has not previously provided Buyer with an uncured and uncontested notice of failure to timely comply with the E&D Expenditure Requirement as set forth in Section 11(f).

(e)          Not later than sixty (60) days after the end of each calendar quarter, Buyer shall provide Seller with quarterly reports identifying all of Buyer’s Exploration, Development and Related Work and disclosing all data obtained or derived from same during each respective quarter, other than any such data which is confidential or proprietary to any third party. The quarterly reports shall include, without limitation, an accounting of the costs expended under Section 11(b), geological surveys, locations of core samples, and all assay results and related factual data. Not later than thirty (30) days after the payment of the Final Installment, Buyer shall provide Seller with a quarterly report from the effective date of the last report to the date of the Final Installment.

(f)           If Seller believes Buyer has failed to timely comply with the E&D Expenditure Requirement or either or both of the Yearly E&D Expenditures, Seller shall notify Buyer of such failure, and if Buyer does not dispute the same, it shall reconvey all of Buyer’s right, title, and interest in the Converse County Assets to Seller within sixty (60) days after receipt of such notice, unless during that sixty (60) day period Buyer to Seller pays the difference between the E&D Expenditure Requirement or a Yearly E&D Expenditure(s), as may be applicable, and the amount of Exploration and Development Costs actually incurred by Buyer. If Buyer in good faith disputes Seller’s assertion that Buyer has not timely complied with the E&D Expenditure Requirement or a Yearly E&D Expenditure by filing an action in a court of competent jurisdiction, that sixty (60) day period shall be suspended until entry of a final, non-appealable decision by a court of competent jurisdiction confirming that such a default occurred.

12.	Area of Interest.

(a)           “Royalty Area of Interest” means an area including all lands, but excluding the Properties, within the boundaries set forth on the map attached hereto as Exhibit N (the “Map”), excluding the areas specifically designated as “Excluded Areas” as set forth thereon. Seller shall be entitled to receive a sliding scale percentage Net Smelter Returns royalty on the production and sale of Subject Minerals from any additional property or property interests acquired by Buyer, or its Affiliates or permitted assigns (each an “AOI Property”), within twenty (20) years after the Effective Date and located within this Royalty Area of Interest, as such royalty is more particularly defined in the attached Exhibit O (“Area of Interest Royalty”). Notwithstanding anything to the contrary herein, for the area designated in yellow on the Map (and described on the Map as the “Alternate Royalty Ground”), the Area of Interest Royalty shall be payable (i) only to the extent that it does not make the overall royalty burden on that area greater than the overall royalty burden on the Properties as of the Closing Date (but not to include any future royalty burdens placed on said area directly by Buyer or its Affiliates or as a result of their agreements or arrangements with other owners of the Alternate Royalty Ground), and (ii) only with respect to any properties Buyer acquires in that area on or before the date that is five (5) years after the date of payment of the Final Installment.

(b)          During the Term and for a period of five (5) years after the Closing Date, neither Seller nor its members, nor any of its or their respective Affiliates, shall acquire any interest in any real property located within the Royalty Area of Interest for the purpose of exploration or development of uranium.

13.          Confidentiality. With respect to any information provided by Buyer to Seller under Section 11 (the “Confidential Information”), except as and to the extent required by law or the rules of a recognized securities exchange on which Seller’s equity is traded, and without the prior written consent of Buyer, Seller shall not, and shall direct its directors, officers, employees, agents, consultants, bankers, advisors and potential funding partners (including, without limitation, financial advisors, counsel and accountants) not to, directly or indirectly disclose or use for any purpose, any Confidential Information. Buyer, through its members or their parent companies, shall be free to disclose to the public, in compliance with applicable securities laws, and to potential third-party investors, financing providers, and joint venture partners, the existence of this Agreement and any and all information concerning the Converse County Assets and the Properties. Buyer shall timely notify and inform Seller of such disclosures of information made during the Term.

14.	Seller’s Representations and Warranties.

(a)          “Environmental Laws” means any federal, state or local statute, law, regulation, rule, code, ordinance or requirement, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or safety, including without limitation the provisions of N.R.S. §§ 445A, 445B and 519A, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq. (“CERCLA”), the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq. (“TSCA”), the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq. (“RCRA”), the Federal Water Pollution Control Act, 33 U.S.C. § 1344 (“FWPCA”), the Clean Air Act, 42 U.S.C. § 7401, et seq. (“CAA”), the Safe Drinking Water Act, 42 U.S.C. § 300i (“SDWA”), the Hazardous Materials Transportation Act, 49 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq. (“CWA”) and the Superfund Amendments and Reauthorization Act of 1986, Pub. L. 99-499, 100 Stat. 1613, the Endangered Species Act, 16 U.S.C. § 1531, et seq., and the National Historic Preservation Act, 16 U.S.C. § 461, et seq.), each as amended or reauthorized, and any state law counterparts, including any plan, judgment, injunction, notice or demand letter issued, entered, promulgated or approved by any governmental authority, now or hereafter in effect, relating to the generation, production, installation, use, storage, treatment, handling, distribution, transportation, release, threatened release, recycling or disposal of hazardous materials or substances, noise control, reclamation or the protection of human health and safety, natural resources or the environment.

(b)	As of the Effective Date and as of the Closing Date, Seller represents and warrants to Buyer that:

(i)          Organization of Seller. Seller is duly organized, validly existing and in good standing as a Wyoming limited liability company.

(ii)         Authorization of Seller. Seller has full power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement. Seller has taken all action necessary to authorize its execution and performance of this Agreement, and the individual executing this Agreement has been duly authorized and directed to do so.

(iii)         Execution and Binding Effect. This Agreement is, and Seller’s other instruments when executed and delivered by Seller in accordance with the terms hereof will be, legal, valid and binding obligations of Seller and enforceable in accordance with their terms, provided, however, that no representation or warranty as to enforceability is made with respect to (A) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity.

(iv)        No Violation; Consents and Approvals. Neither the execution, delivery nor performance of this Agreement nor the consummation by Seller of the transactions contemplated hereby will (A) conflict with, violate or result in any breach of the terms, conditions or provisions of Seller’s articles of organization or limited liability company operating agreement, as amended and as currently in place; (B) conflict with, violate or result in any breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement, lease, instrument, obligation, understanding or arrangement to which Seller is a party or by which Seller may be bound or subject, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; (C) violate any statute, ordinance or law or any rule, regulation, order, judgment, writ, injunction or decree of any court or of any public, governmental or regulatory body, agency or authority applicable to Seller or by which any of its properties or assets, including the Converse County Assets, may be bound or subject; or (D) require any filing, declaration or registration with, or permit, consent or approval of, or the giving of any notice to, any person or entity, including any public, governmental or regulatory body, agency or authority.

(v)         Title; Leases; Royalties.

(A)          Exhibits A through D contain a complete and accurate listing of all of the Converse County Assets. Except as set forth on Exhibits A through D, Seller has not assigned, sold, leased, optioned, or otherwise transferred, disposed of, or encumbered its interest in any of the Converse County Assets, and Seller has not entered into any agreement or arrangement to do any of the foregoing.

(B)          All property taxes that have accrued through the Effective Date with respect to the Properties have been fully and timely paid.

(C)          To the best of Seller’s knowledge, all of the Converse County Assets are valid and in full force and effect, enforceable against the lessor or other counterparties thereto in accordance with their terms, and Seller has timely and properly performed all required obligations thereunder.

(D)          All Royalty Assignments, as amended, are a matter of public record in Converse County, and except for such recorded Royalty Assignments and any royalty obligations defined in the Underlying Agreements, there are no other royalties burdening the Converse County Assets.

(vi)         Environmental Compliance.

(A)          Seller has no knowledge of, and has not received any notice of, any material claim or judicial or administrative proceeding, pending or threatened against, or which may affect, the Converse County Assets or operations thereon, relating to, or alleging any violation of, any Environmental Laws; it is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding, and to the best of its knowledge, the Converse County Assets are not the subject of any investigation, evaluation, audit or review by any governmental authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment.

(B)          To the best of Seller’s knowledge, no hazardous or toxic waste or substance is or has been stored on the Properties, nor has it disposed of any hazardous or toxic waste from the Properties, in either case in a manner contrary to any Environmental Laws, and to the best of its knowledge there are no contaminants on the Properties other than in compliance with Environmental Laws.

(C)          To the best of Seller’s knowledge, with respect to the Converse County Assets, there is no contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Laws.

(D)          There are to Seller’s knowledge no underground storage tanks on or under the Properties, and to Seller’s knowledge, no such tanks have ever been situated on or under the Properties.

(vii)       Permits. To the best of Seller’s knowledge, all federal, state and local permits required for any activities it is conducting on the Properties or pursuant to the terms of the Underlying Agreements have been maintained, and Seller has not been and is not in material default with respect to its obligations under the terms and conditions of such permits.

(viii)      Compliance with Law. Seller’s activities with respect to the Converse County Assets have been conducted and are in compliance with all applicable federal, state and local laws, regulations, ordinances, rules or orders, including Environmental Laws.

(ix)         Taxes. Seller has (i) timely filed (or has had timely filed on its behalf) with appropriate taxing authorities all tax returns required to be filed by it in connection with the Converse County Assets on or prior to the date hereof, and such tax returns are correct, complete and accurate in all material respects; and (ii) timely and properly paid all taxes due and payable with respect to the Converse County Assets, whether or not shown on such tax returns. There are no liens or encumbrances (other than statutory liens for taxes not yet due and payable) for taxes upon the Converse County Assets.

(x)          Litigation. Seller is not a party to, and has no knowledge of any threatened, actions, suits or proceedings: (A) pertaining to the Converse County Assets, including to suspend, modify, or cancel any permit relating to the Converse County Assets; or (B) which could materially affect Seller’s ability to meet its obligations under this Agreement.

15.          Buyer’s Representations and Warranties. As of the Effective Date and as of the Closing Date, Buyer represents and warrants to Seller that:

(a)          Organization of Buyer. Buyer is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Delaware. Buyer has two members, Usuran and Snow Lake Exploration (US) Ltd., a Delaware corporation (“SLE”).

(b)          Authorization of Buyer. Buyer has full power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement. Buyer has taken all actions necessary to authorize its execution and performance of this Agreement, and the officer executing this Agreement on behalf of Buyer has been duly authorized and directed to do so by Buyer.

(c)           Execution and Binding Effect. This Agreement is, and Buyer’s other instruments when executed and delivered by Buyer in accordance with the terms hereof will be, legal, valid and binding obligations of Buyer and enforceable in accordance with their terms, provided, however, that no representation or warranty as to enforceability is made with respect to (A) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity.

(d)          No Violation; Consents and Approvals. Neither the execution, delivery nor performance of this Agreement nor the consummation by Buyer of the transactions contemplated hereby will (A) conflict with, violate or result in any breach of the terms, conditions or provisions of Buyer’s articles of incorporation or bylaws, as amended and as currently in place; (B) conflict with, violate or result in any breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement, lease, instrument, obligation, understanding or arrangement to which Buyer is a party or by which Buyer may be bound or subject, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; (C) violate any statute, ordinance or law or any rule, regulation, order, judgment, writ, injunction or decree of any court or of any public, governmental or regulatory body, agency or authority applicable to Buyer or by which any of its properties or assets may be bound or subject; or (D) require any filing, declaration or registration with, or permit, consent or approval of, or the giving of any notice to, any person or entity, including any public, governmental or regulatory body, agency or authority.

16.	Default and Termination.

(a)          Default. Buyer’s failure to abide by the terms of this Agreement, including its obligation to make full payment when due and without demand, constitutes a default. Upon Buyer’s default, Seller may give Buyer a notice requiring Buyer to satisfy the obligations within a period of twenty (20) business days from the date of the notice or, if such obligations cannot reasonably be satisfied within a period of twenty (20) days, to commence activities to satisfy such obligations and thereafter to use commercially reasonable efforts to satisfy such obligations in a timely manner.

(b)	Termination. This Agreement may be terminated as follows:

(i)          At Buyer’s sole discretion at any time after the Closing and prior to payment of the Final Installment and delivery of the Transaction Documents to Buyer by the Escrow Agent;

(ii)         upon notice by Seller to Buyer if the conditions to closing set forth in Section 6(b) shall not have been satisfied and shall have not been waived by Seller by May 15, 2025;

(iii)        upon notice by Buyer to Seller if the conditions to closing set forth in Section 6(a) shall not have been satisfied and shall not have been waived by Buyer by May 15, 2025;

(iv)        at Seller’s sole discretion and subject to the provisions of Section 16(a), upon Buyer’s default; or

(v)         at Buyer’s sole discretion, upon Seller’s default.

17.	Effect of Termination. If this Agreement is terminated pursuant to Section 16:

(a)          all filings, applications and other submissions made pursuant to or in connection with this Agreement shall, at the option of Seller, and to the extent practicable, be withdrawn from the governmental entity or other person to which made;

(b)          at the option of Seller, all Transfer Documents shall be returned to Seller and, as applicable, the rights conveyed to Buyer by the Transfer Documents reconveyed to Seller;

(c)          the obligations provided for in this Section 17, Section 18, and Sections 9 (solely with respect to obligations arising prior to termination, and not with respect to obligations arising thereafter), 13 and Sections 19 through 30 shall survive any such termination;

(d)          Seller may, in the event of termination pursuant to Section 16(b)(iv) as a result of Buyer’s default only, at Seller’s sole discretion, declare all monies paid by Buyer pursuant to the terms of this Agreement forfeited, in addition to any other remedies available to Seller at law or equity;

(e)          Buyer shall, in the event of termination pursuant to Section 16(b)(v) as a result of Seller’s default only, at Buyer’s sole discretion, be entitled to the return by Seller of all monies paid by Buyer pursuant to the terms of this Agreement, in addition to any other remedies available to Buyer at law or equity;

(f)          without further consideration, Buyer will timely provide an accounting of its exploratory activities to Seller and will remain obligated to reclaim the Properties as required by applicable law or as required under the Underlying Agreements;

(g)          if such termination occurs prior to the Closing as a result of a default by Buyer, Buyer and Usuran shall be obligated to promptly pay to Seller, as liquidated damages and not a penalty, a single break fee in the amount of Five Hundred Thousand Dollars ($500,000); and

(h)          Buyer shall return or destroy all confidential information furnished by Seller or obtained by Buyer prior to or during the Term other than confidential information that must be retained to comply with Buyer’s legal or regulatory requirements relating to document retention.

18.	Indemnification.

(a)          Indemnification Obligations of Seller. From and after Closing, Seller shall defend, indemnify and hold harmless Buyer from, against and in respect of any and all claims, damages, losses, costs and expenses, including reasonable attorneys’ fees (collectively, “Losses”) arising out of:

(i)	any breach of any representation or warranty of Seller set forth in Section 14;

(ii)         any failure by Seller to properly distribute any payments received by Seller under the MOU or under this Agreement in the manner required by the Underlying Agreements;

(iii)        any breach by Seller of any post-Closing covenant, agreement or undertaking made by Seller in this Agreement;

(iv)        the ownership and operation of the Converse County Assets prior to the Closing Date;

(v)         taxes (or the non-payment thereof) of, or attributable to, (A) Seller or otherwise relating to the Converse County Assets for all taxable periods or portions thereof ending on or prior to the Closing, and (B) any person for which the Seller may be liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by contract or otherwise;

(vi)        activities of Seller on the Properties during the period after the Closing Date and before the Escrow Agent’s delivery of the Transfer Documents, as described in Section 8(a);

(vii)       loss of an interest in all or any portion of the Converse County Assets caused by the action or inaction of Seller, during the period after the Closing Date and before the Escrow Agent’s delivery of the Transfer Documents, as described in Section 8(a); and

(viii)      any fraud, intentional misconduct or gross negligence of Seller in connection with this Agreement.

(b)          Indemnification Obligations of Buyer. From and after Closing, Buyer shall defend, indemnify and hold harmless Seller from, against and in respect of any and all Losses arising out of:

(i)          any breach of any representation or warranty of Buyer set forth in Section 15;

(ii)         any breach by Buyer of any post-Closing covenant, agreement or undertaking made by Buyer in this Agreement;

(iii)        the ownership and operation of the Converse County Assets from and after the Closing Date; and

(iv)        any fraud, intentional misconduct or gross negligence of Buyer in connection with this Agreement.

(c)          Each of the Parties hereto, within five (5) days after the service of process upon it in a lawsuit, including any notices of any court action or administrative action (or any other type of action or proceeding), or promptly after it, to its knowledge, shall become subject to, or possess actual knowledge of, any damage, liability, loss, cost, expense, or claim to which the indemnification provisions set forth in this Agreement relate, shall give written notice to the other Party setting forth the facts relating to the claim, damage, or loss, if available, and the estimated amount of the same. “Promptly” for purposes of this Section 18(c) shall mean giving notice within ten (10) days, provided that the failure promptly notify the indemnifying party shall not operate to waive, reduce or extinguish the indemnified party’s rights hereunder unless such failure materially prejudices the indemnifying party. Upon receipt of such notice relating to a lawsuit, the indemnifying party shall be entitled to (i) participate at its own expense in the defense or investigation of any claim or lawsuit; or (ii) assume the defense thereof, in which event the indemnifying party shall not be liable to the indemnified party for legal or attorney fees thereafter incurred by such indemnified party in defense of such action or claim; provided, that if the indemnified party may have any unindemnified liability out of such claim, such party shall have the right to approve the counsel selected by the indemnifying party, which approval shall not be withheld unreasonably. If the indemnifying party assumes the defense of any claim or lawsuit, all costs of defense of such claim or lawsuit shall thereafter be borne by such party and such party shall have the authority to compromise and settle such claim or lawsuit, or to appeal any adverse judgment or ruling with the cost of such appeal to be paid by such party; provided, however, if the indemnified party may have any unindemnified liability arising out of such claim or lawsuit the inde1nnifying party shall have the authority to compromise and settle each such claim or lawsuit only with the written consent of the indemnified party, which shall not be withheld unreasonably. The indemnified party may continue to participate in any litigation at its expense after the indemnifying party assumes the defense of such action. In the event the indemnifying party does not elect to assume the defense of a claim or lawsuit, the indemnified party shall have authority to compromise and settle such claim or lawsuit only with the written consent of the indemnifying party, which consent shall not be unreasonably withheld, or to appeal any adverse judgment or ruling, with all costs, fees, and expenses indemnifiable under this Agreement to be paid by the indemnifying party. Upon the indemnified party’s furnishing to the indemnifying party an estimate of any loss, damage, liability, or expense to which the indemnification provisions of this Agreement relate, the indemnifying party shall pay to the indemnified party the amount of such estimate within ten (10) days of receipt of such estimate, unless the indemnifying party in good faith disputes its liability with respect to any such claim.

19.           Notice. Any notice required or permitted to be given hereunder shall be in writing and shall be sufficiently given if served upon a Party personally, sent by reputable overnight courier, sent by e- mail, or served by registered or certified mail, return receipt requested, and directed to the Party to be served at the following addresses:

If to Buyer:	Powder River Basin LLC
P.O. Box 376
West Perth, Western Australia 6872 Australia andrew@globaluranium.com.au

If to Seller:	Stakeholder Energy, LLC 420 W. 12th Street Casper, WY 82601 USA
mjdoelgerbh@bresnan.net and mjminihanbh@bresnan.net

Any Party wishing to change its designated address shall do so by notice in writing to the other Party. Notice shall be deemed to have been received by the other Party on the day of personal delivery, one (1) business day after deposit with an overnight courier or transmission by email, or three (3) business days after deposit in the mail.

20.           Survival. All rights, covenants, promises, representations, guarantees and obligations contained or discussed in this Agreement that do not expressly terminate or fall away as of the Closing shall survive and continue beyond the Closing Date and shall not merge with the Mining Lease Assignment, the State Lease Assignment, the Development Agreements Assignment, or the Quitclaim Deed.

21.           Electronic Documents, Facsimiles and Counterparts. An electronic version of this Agreement containing the signature of either Party shall be accepted as the original. This Agreement may be executed in one or more counterparts, which taken together shall constitute one and the same document.

22.           Time. Time shall be of the essence of this Agreement.

23.           Binding Effect; Assignment. The terms and conditions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties hereto. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the non-assigning Party, which such consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that Buyer may without the consent of Seller, upon providing notice to Seller, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, including a joint venture entity in which Buyer owns an interest; and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). In addition, no prior written consent from Seller shall be necessary in the event of (i) a corporate reorganization, merger or amalgamation involving any direct or indirect parent company of Buyer or its members, or Buyer (as long as in the latter event the surviving entity possesses substantially all of Buyer’s assets and is responsible for substantially all of Buyer’s obligations and liabilities); (ii) a sale by Buyer of all or substantially all of its assets; or (iii) a pledge by Buyer of any interest in this Agreement for financing purposes, though timely notice of any such pledge shall be given to Seller. Any assignee or grantee of any interest in this Agreement shall agree in writing to be bound by all of the terms and conditions of this Agreement; and, provided further that no such assignment may be made by Seller other than in connection with a sale to the proposed assignee of all of Seller’s right, title and interest in and to the Converse County Assets.

24.           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wyoming, other than its rules as to conflicts of laws which would result in the imposition of the laws of some other jurisdiction.

25.           Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. If any of the covenants or provisions of this Agreement are determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the Parties contemplate that the court making such determination shall reduce such extent, duration, scope or other provision and enforce them in their reduced form for all purposes contemplated by this Agreement.

26.           Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption of burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The use herein of the singular form also denotes the plural form, and the use of the plural form also denotes the singular form, as in each case the context may require. The use herein of the masculine, feminine, or indefinite forms shall also denote the other forms, as in each case the context may require. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Schedules mean the Articles and Sections of, and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. For purposes of this Agreement, “Affiliate” means, with respect to any entity, any other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first entity; and, with respect to Buyer includes Usuran and SLE.

27.           Amendment. This Agreement may be amended, modified, or supplemented only by an instrument in writing duly executed by both Parties hereto.

28.           Further Assurances. Buyer and Seller agree to execute and deliver, without additional consideration, such further assurances, instruments and documents, to make such further actions as Buyer or Seller may reasonably request and as may be reasonably necessary in order to fulfill the intent of this Agreement and the transactions contemplated hereby and fully vest title to and possession of the Property in Buyer.

29.           Entire Agreement. This Agreement and the exhibits attached hereto embody the entire agreement between the Parties and supersede all prior negotiations, understandings and agreements, including the MOU, relating to the Converse County Assets, with the exception of the Staking Agreement which is not superseded by this Agreement and shall remain in effect.

30.           Recording. The Parties shall execute and deliver a short form of this Agreement (the “Short Form”) for recording in the real property records of Converse County, Wyoming, as reasonably requested by Buyer, which shall provide notice to third parties of Buyer’s rights with respect to the Properties under this Agreement. Such short form of this Agreement shall be drafted in cooperation between the Parties.

31.           Specific Performance. Seller agrees that irreparable damage would occur to Buyer if any provision of this Agreement were not performed in accordance with the terms hereof and that Buyer shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement effective as of the day and year first written above.

SELLER

Stakeholder Energy, LLC

By: Nerd Gas Company, LLC, Manager

of Stakeholder Energy, LLC

By:

Timm Smith, Manager of Nerd Gas Company, LLC

March 11, 2025

Signature Page to Purchase and Sale Agreement

IN WITNESS WHEREOF the Parties have executed this Agreement effective as of the day and year first written above.

BUYER

Powder River Basin LLC

By: Usuran Resources, Inc., Manager

of Powder River Basin LLC

By:

Andrew Ferrier, President of Usuran Resources, Inc.

USURAN

Usuran Resources, Inc.

(A signatory for purposes of the obligation set forth in Section 17(g) only)

By:

Andrew Ferrier, President of Usuran Resources, Inc.

Signature Page to Purchase and Sale Agreement

Exhibit A
to

Purchase and Sale Agreement

Mining Leases

Patterson

1.            Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended April 1, 2015, by and between Kerri Jo Paddock, f/k/a Kerri Jo Patterson, and James Walter Patterson and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 46, as Document No. 1072398.

Henry

2.            Uranium and Mineral Lease Agreement, effective September 12, 2011, as amended April 1, 2015, by and between Henry Land Company, LP and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 74, as Document No. 1066360.

3.            Uranium and Mineral Lease Agreement, effective December 9, 2014, as amended April 1, 2015, by and between Susan Kay Henry, Trustee of the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 78 as Document No. 1066361.

Allemand

4.            Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between L. Raymond Allemand, as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, Book 1615, Page 307, as Document No. 1059817.

5.            Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, between L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 303, as Document No. 1059816.

6.            Partial Release of Uranium and Mineral Lease Agreement Acreage, dated November 1, 2016, recorded November 2, 2016, in Book 1599, Page 185, as Document No. 1054361, by and between L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, and Stakeholder Energy, LLC.

7.            Partial Release of Uranium and Mineral Lease Agreement Acreage, dated November 1, 2016, recorded November 2, 2016, in Book 1599, Page 187, as Document No. 1054362, by and between L. Raymond Allemand as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998, and Stakeholder Energy, LLC.

8.            Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Dave R. Allemand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 319, as Document No. 1059820.

Exhibit A-1

9.            Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Donald R. Allemand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 323, as Document No. 1059821.

10.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Barbara Allemand Beckner and Stakeholder Energy, LLC, and Memorandum thereof, recorded on December 4, 2017, in Book 1627, Page 366 as Document No. 1065134.

11.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Becky Allemand Djernes and Stakeholder Energy, LLC, and Memorandum thereof, recorded November 22, 2017, in Book 1626, Page 878, as Document No. 1064910.

12.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Robin L. Marvin f/k/a Robin L. Hildebrand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 311, as Document No. 1059818.

13.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Roger D. Hildebrand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 315, as Document No. 1059819.

Exhibit A-2

Exhibit B
to

Purchase and Sale Agreement

The Mining Claims

The following unpatented mining claims are located in Converse County, Wyoming, all within the 6th Principal Meridian:

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #419	WY101380876	WMC298854	37N 75W 024	965142
SEH #420	WY101380877	WMC298855	37N 75W 024	965143
SEH #421	WY101380878	WMC298856	37N 75W 024	965144
SEH #434	WY101380879	WMC298869	37N 75W 014	965157
SEH #435	WY101380880	WMC298870	37N 75W 014	965158
SEH #436	WY101380881	WMC298871	37N 75W 014	965159
SEH #437	WY101380882	WMC298872	37N 75W 014	965160
SEH #438	WY101380883	WMC298873	37N 75W 014	965161
SEH #439	WY101380884	WMC298874	37N 75W 014	965162
SEH #440	WY101382082	WMC298875	37N 75W 014	965163
SEH #441	WY101382083	WMC298876	37N 75W 014	965164
SEH #442	WY101382084	WMC298877	37N 75W 023	965165
SEH #443	WY101382085	WMC298878	37N 75W 023	965166
SEH #444	WY101382086	WMC298879	37N 75W 023	965167
SEH #445	WY101382087	WMC298880	37N 75W 023	965168
SEH #446	WY101382088	WMC298881	37N 75W 023	965169
SEH #447	WY101382089	WMC298882	37N 75W 023	965170
SEH #448	WY101382090	WMC298883	37N 75W 023	965171
SEH #449	WY101382091	WMC298884	37N 75W 023	965172
SEH #450	WY101382092	WMC298885	37N 75W 023	965173
SEH #451	WY101382093	WMC298886	37N 75W 023	965174
SEH #452	WY101382094	WMC298887	37N 75W 023	965175
SEH #453	WY101382095	WMC298888	37N 75W 023	965176
SEH #454	WY101382096	WMC298889	37N 75W 023	965177

Exhibit B-1

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #455	WY101382097	WMC298890	37N 75W 023	965178
SEH #456	WY101382098	WMC298891	37N 75W 023	965179
SEH #457	WY101382099	WMC298892	37N 75W 023	965180
SEH #458	WY101382100	WMC298893	37N 75W 023	965181
SEH #459	WY101382101	WMC298894	37N 75W 023	965182
SEH #460	WY101382102	WMC298895	37N 75W 023	965183
SEH #461	WY101383238	WMC298896	37N 75W 023	965184
SEH #462	WY101383239	WMC298897	37N 75W 023	965185
SEH #463	WY101383240	WMC298898	37N 75W 023	965186
SEH #464	WY101383241	WMC298899	37N 75W 023	965187
SEH #465	WY101383242	WMC298900	37N 75W 023	965188
SEH #466	WY101383243	WMC298901	37N 75W 023	965189
SEH #467	WY101383244	WMC298902	37N 75W 023	965190
SEH #468	WY101383245	WMC298903	37N 75W 023	965191
SEH #469	WY101383246	WMC298904	37N 75W 023	965192
SEH #470	WY101383247	WMC298905	37N 75W 023	965193
SEH #471	WY101383248	WMC298906	37N 75W 023	965194
SEH #490	WY101383249	WMC298925	37N 75W 022	965213
SEH #491	WY101383250	WMC298926	37N 75W 022	965214
SEH #492	WY101383251	WMC298927	37N 75W 022	965215
SEH #493	WY101383252	WMC298928	37N 75W 022	965216
SEH #494	WY101383253	WMC298929	37N 75W 022	965217
SEH #495	WY101383254	WMC298930	37N 75W 022	965218
SEH #496	WY101383255	WMC298931	37N 75W 022	965219
SEH #497	WY101383256	WMC298932	37N 75W 022	965220
SEH #498	WY101383257	WMC298933	37N 75W 022	965221
SEH #499	WY101383258	WMC298934	37N 75W 022	965222
SEH #500	WY101384278	WMC298935	37N 75W 022	965223
SEH #501	WY101384279	WMC298936	37N 75W 022	965224

Exhibit B-2

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #502	WY101384280	WMC298937	37N 75W 022	965225
SEH #503	WY101384281	WMC298938	37N 75W 022	965226
SEH #504	WY101384282	WMC298939	37N 75W 022	965227
SEH #505	WY101384401	WMC298940	37N 75W 022	965228
SEH #506	WY101384402	WMC298941	37N 75W 022	965229
SEH #507	WY101384403	WMC298942	37N 75W 022	965230
SEH #508	WY101384404	WMC298943	37N 75W 022	965231
SEH #509	WY101384405	WMC298944	37N 75W 022	965232
SEH #510	WY101384406	WMC298945	37N 75W 022	965233
SEH #511	WY101384407	WMC298946	37N 75W 022	965234
SEH #512	WY101384408	WMC298947	37N 75W 022	965235
SEH #513	WY101384409	WMC298948	37N 75W 022	965236
SEH #514	WY101384410	WMC298949	37N 75W 022	965237
SEH #515	WY101384411	WMC298950	37N 75W 022	965238
SEH #516	WY101384412	WMC298951	37N 75W 022	965239
SEH #517	WY101384413	WMC298952	37N 75W 022	965240
SEH #518	WY101384414	WMC298953	37N 75W 022	965241
SEH #519	WY101384415	WMC298954	37N 75W 022	965242
SEH #520	WY101384416	WMC298955	37N 75W 022	965243
SEH #521	WY101385464	WMC298956	37N 75W 022	965244
SEH #522	WY101385465	WMC298957	37N 75W 022	965245
SEH #523	WY101385466	WMC298958	37N 75W 022	965246
SEH #524	WY101385467	WMC298959	37N 75W 022	965247
SEH #525	WY101385468	WMC298960	37N 75W 022	965248
SEH #526	WY101385469	WMC298961	37N 75W 027	965272
SEH #527	WY101385470	WMC298962	37N 75W 027	965273
SEH #528	WY101385471	WMC298963	37N 75W 027	965274
SEH #529	WY101385472	WMC298964	37N 75W 027	965275
SEH #530	WY101385473	WMC298965	37N 75W 027	965276

Exhibit B-3

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #531	WY101385474	WMC298966	37N 75W 027	965277
SEH #532	WY101385475	WMC298967	37N 75W 027	965278
SEH #533	WY101385476	WMC298968	37N 75W 027	965279
SEH #541	WY101385477	WMC298976	37N 75W 028	965287
SEH #542	WY101385478	WMC298977	37N 75W 028	965288
SEH #543	WY101385479	WMC298978	37N 75W 028	965289
SEH #544	WY101385480	WMC298979	37N 75W 028	965290
SEH #546	WY101385481	WMC298981	37N 75W 028	965292
SEH #547	WY101385482	WMC298982	37N 75W 028	965293
SEH #548	WY101385483	WMC298983	37N 75W 028	965294
SEH #549	WY101385484	WMC298984	37N 75W 028	965295
SEA 1	WY101385714	WMC299596	37N 75W 005	966743
SEA 2	WY101385715	WMC299597	37N 75W 005	966414
SEA 9	WY101385725	WMC299604	37N 75W 006	966421
SEA 10	WY101385726	WMC299605	37N 75W 006	966422
SEA 11	WY101385727	WMC299606	37N 75W 006	966423
SEA 12	WY101385728	WMC299607	37N 75W 006	966424
SEA 13	WY101385729	WMC299608	37N 75W 005	966425
SEA 14	WY101385730	WMC299609	37N 75W 005	966426
SEA 23	WY101385731	WMC299618	38N 75W 031	966435
SEA 24	WY101385732	WMC299619	38N 75W 031	966436
SEA 25	WY101385733	WMC299620	38N 75W 031	966437
SEA 26	WY101385734	WMC299621	38N 75W 031	966438
SEA 27	WY101385735	WMC299622	38N 75W 032	966439
SEA 28	WY101385736	WMC299623	38N 75W 032	966440
SEH #551	WY101386673	WMC298986	37N 75W 028	965297
SEH #552	WY101386674	WMC298987	37N 75W 028	965298
SEH #554	WY101386675	WMC298989	37N 75W 021	965303
SEH #555	WY101386676	WMC298990	37N 75W 021	965304

Exhibit B-4

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #556	WY101386677	WMC298991	37N 75W 021	965305
SEH #557	WY101386678	WMC298992	37N 75W 021	965306
SEH #559	WY101386679	WMC298994	37N 75W 021	965308
SEH #560	WY101386680	WMC298995	37N 75W 021	965309
SEH #561	WY101386681	WMC298996	37N 75W 021	965310
SEH #562	WY101386682	WMC298997	37N 75W 021	965311
SEH #564	WY101386683	WMC298999	37N 75W 021	965313
SEH #565	WY101386684	WMC299000	37N 75W 021	965314
SEH #566	WY101386685	WMC299001	37N 75W 021	965315
SEH #567	WY101386686	WMC299002	37N 75W 021	965316
SEH #569	WY101386687	WMC299004	37N 75W 021	965318
SEH #570	WY101386688	WMC299005	37N 75W 021	965319
SEH #571	WY101386689	WMC299006	37N 75W 021	965320
SEH #572	WY101386690	WMC299007	37N 75W 021	965321
SEH #574	WY101386691	WMC299009	37N 75W 020	965323
SEH #575	WY101386692	WMC299010	37N 75W 020	965324
SEH #576	WY101386693	WMC299011	37N 75W 020	965325
SEA 35	WY101386893	WMC299630	38N 75W 031	966447
SEA 36	WY101386894	WMC299631	38N 75W 031	966448
SEA 37	WY101386895	WMC299632	38N 75W 031	966449
SEA 38	WY101386896	WMC299633	38N 75W 031	966450
SEA 39	WY101386897	WMC299634	38N 75W 032	966451
SEA 40	WY101386898	WMC299635	38N 75W 032	966452
SEA 47	WY101386899	WMC299642	38N 75W 031	966459
SEA 48	WY101386900	WMC299643	38N 75W 031	966460
SEA 49	WY101386901	WMC299644	38N 75W 031	966461
SEA 50	WY101386902	WMC299645	38N 75W 031	966462
SEA 51	WY101386903	WMC299646	38N 75W 032	966463
SEA 52	WY101386904	WMC299647	38N 75W 032	966464

Exhibit B-5

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEA 76	WY101386905	WMC299671	38N 75W 030	966488
SEA 77	WY101386906	WMC299672	38N 75W 030	966489
SEA 78	WY101386907	WMC299673	38N 75W 029	966490
SEA 79	WY101386908	WMC299674	38N 75W 029	966491
SEA 80	WY101386909	WMC299675	38N 75W 029	966492
SEA 88	WY101386910	WMC299683	38N 75W 030	966500
SEA 89	WY101386911	WMC299684	38N 75W 030	966501
SEA 90	WY101386912	WMC299685	38N 75W 029	966502
SEA 91	WY101386913	WMC299686	38N 75W 029	966503
SEH #577	WY101387876	WMC299012	37N 75W 020	965326
SEH #578	WY101387877	WMC299013	37N 75W 020	965327
SEH #579	WY101387878	WMC299014	37N 75W 020	965328
SEH #580	WY101387879	WMC299015	37N 75W 020	965329
SEH #581	WY101387880	WMC299016	37N 75W 020	965330
SEH #582	WY101387881	WMC299017	37N 75W 020	965331
SEH #583	WY101387882	WMC299018	37N 75W 020	965332
SEH #584	WY101387883	WMC299019	37N 75W 020	965333
SEH #585	WY101387884	WMC299020	37N 75W 020	965334
SEH #586	WY101387885	WMC299021	37N 75W 020	965335
SEH #587	WY101387886	WMC299022	37N 75W 020	965336
SEH #588	WY101387887	WMC299023	37N 75W 020	965337
SEH #589	WY101387888	WMC299024	37N 75W 020	965338
SEH #590	WY101387889	WMC299025	37N 75W 020	965339
SEH #591	WY101387890	WMC299026	37N 75W 020	965340
SEH #592	WY101387891	WMC299027	37N 75W 017	965341
SEH #593	WY101387892	WMC299028	37N 75W 017	965342
SEH #594	WY101387893	WMC299029	37N 75W 017	965343
SEH #595	WY101387894	WMC299030	37N 75W 017	965344
SEH #596	WY101387895	WMC299031	37N 75W 017	965345

Exhibit B-6

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #597	WY101387896	WMC299032	37N 75W 017	965346
SEA 92	WY101388063	WMC299687	38N 75W 029	966504
SEA 100	WY101388064	WMC299695	38N 75W 030	966512
SEA 101	WY101388065	WMC299696	38N 75W 030	966513
SEA 102	WY101388066	WMC299697	38N 75W 029	966514
SEA 103	WY101388067	WMC299698	38N 75W 029	966515
SEA 104	WY101388068	WMC299699	38N 75W 029	966516
SEA 105	WY101388069	WMC299700	38N 75W 029	966517
SEA 106	WY101388070	WMC299701	38N 75W 029	966518
SEA 114	WY101388071	WMC299709	38N 75W 019	966526
SEA 115	WY101388072	WMC299710	38N 75W 019	966527
SEA 116	WY101388073	WMC299711	38N 75W 020	966528
SEA 117	WY101388074	WMC299712	38N 75W 020	966529
SEA 118	WY101388075	WMC299713	38N 75W 020	966530
SEA 126	WY101388076	WMC299721	38N 75W 019	966538
SEA 127	WY101388077	WMC299722	38N 75W 019	966539
SEA 128	WY101388078	WMC299723	38N 75W 020	966540
SEA 129	WY101388079	WMC299724	38N 75W 020	966541
SEA 130	WY101388080	WMC299725	38N 75W 020	966542
SEA 131	WY101388081	WMC299726	38N 75W 020	966543
SEA 132	WY101388082	WMC299727	38N 75W 020	966544
SEA 133	WY101388083	WMC299728	38N 75W 020	966545
SEA 740	WY101388086	WMC300618	38N 75W 011	967804
SEA 741	WY101388087	WMC300619	38N 75W 011	967805
SEA 742	WY101388088	WMC300620	38N 75W 011	967806
SEA 743	WY101388089	WMC300621	38N 75W 011	967807
SEA 744	WY101388090	WMC300622	38N 75W 011	967808
SEH #598	WY101389073	WMC299033	37N 75W 017	965347
SEH #599	WY101389074	WMC299034	37N 75W 017	965348

Exhibit B-7

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH #600	WY101389075	WMC299035	37N 75W 017	965349
SEH #601	WY101389076	WMC299036	37N 75W 017	965350
SEH #602	WY101389077	WMC299037	37N 75W 017	965351
SEH #603	WY101389078	WMC299038	37N 75W 017	965352
SEH #604	WY101389079	WMC299039	37N 75W 017	965353
SEH #605	WY101389080	WMC299040	37N 75W 017	965354
SEH #606	WY101389081	WMC299041	37N 75W 017	965355
SEH #607	WY101389082	WMC299042	37N 75W 017	965356
SEH #608	WY101389083	WMC299043	37N 75W 017	965357
SEH #609	WY101389084	WMC299044	37N 75W 017	965358
SEH #610	WY101389085	WMC299045	37N 75W 017	965359
SEH #611	WY101389086	WMC299046	37N 75W 017	965360
SEH #612	WY101389087	WMC299047	37N 75W 017	965361
SEH #613	WY101389088	WMC299048	37N 75W 017	965362
SEH #614	WY101389089	WMC299049	37N 75W 017	965363
SEH #615	WY101389090	WMC299050	37N 75W 017	965364
SEH #616	WY101389091	WMC299051	37N 75W 017	965365
SEH #617	WY101389092	WMC299052	37N 75W 017	965366
SEH #618	WY101389093	WMC299053	37N 75W 017	965367
SEA 134	WY101389270	WMC299729	38N 75W 020	966546
SEA 135	WY101389271	WMC299730	38N 75W 020	966547
SEA 136	WY101389272	WMC299731	38N 75W 020	966548
SEA 137	WY101389273	WMC299732	38N 75W 020	966549
SEA 138	WY101389274	WMC299733	38N 75W 020	966550
SEA 139	WY101389275	WMC299734	38N 75W 020	966551
SEA 140	WY101389276	WMC299735	38N 75W 020	966552
SEA 141	WY101389277	WMC299736	38N 75W 020	966553
SEA 142	WY101389278	WMC299737	38N 75W 020	966554
SEA 143	WY101389279	WMC299738	38N 75W 020	966555

Exhibit B-8

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEA 144	WY101389280	WMC299739	38N 75W 020	966556
SEA 145	WY101389281	WMC299740	38N 75W 020	966557
SEA 146	WY101389282	WMC299741	38N 75W 020	966558
SEA 147	WY101389283	WMC299742	38N 75W 020	966559
SEA 148	WY101389284	WMC299743	38N 75W 020	966560
SEA 158	WY101389285	WMC299753	38N 75W 017	966570
SEA 159	WY101389286	WMC299754	38N 75W 017	966571
SEA 160	WY101389287	WMC299755	38N 75W 017	966572
SEA 161	WY101389288	WMC299756	38N 75W 017	966573
SEA 162	WY101389289	WMC299757	38N 75W 017	966574
SEA 163	WY101389290	WMC299758	38N 75W 017	966575
SEH #621	WY101390283	WMC299056	37N 75W 017	965370
SEH #622	WY101390284	WMC299057	37N 75W 017	965371
SEH #623	WY101390285	WMC299058	37N 75W 017	965372
SEH #624	WY101390286	WMC299059	37N 75W 017	965373
SEH #625	WY101390287	WMC299060	37N 75W 017	965374
SEH #626	WY101390288	WMC299061	37N 75W 017	965375
SEH #627	WY101390289	WMC299062	37N 75W 017	965376
SEA 605	WY101410041	WMC300200	39N 75W 033	967018
SEA 606	WY101410042	WMC300201	39N 75W 033	967019
SEA 607	WY101410043	WMC300202	39N 75W 033	967020
SEA 611	WY101410044	WMC300206	39N 75W 028	967024
SEA 612	WY101410045	WMC300207	39N 75W 028	967025
SEA 613	WY101410046	WMC300208	39N 75W 028	967026
SEA 614	WY101410047	WMC300209	39N 75W 028	967027
SEA 625	WY101410048	WMC300220	39N 75W 028	967038
SEA 626	WY101410049	WMC300221	39N 75W 028	967039
SEA 627	WY101410050	WMC300222	39N 75W 028	967040
SEA 628	WY101410051	WMC300223	39N 75W 028	967041

Exhibit B-9

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#861	WY101410128	WMC311846	37N 74W 007 and 008	1048925
SEH#862	WY101410129	WMC311847	37N 74W 007	1048926
SEH#863	WY101410130	WMC311848	37N 74W 007	1048927
SEA 164	WY101470491	WMC299759	38N 75W 017	966576
SEA 165	WY101470492	WMC299760	38N 75W 017	966577
SEA 166	WY101470493	WMC299761	38N 75W 017	966578
SEA 185	WY101470494	WMC299780	38N 75W 017	966597
SEA 186	WY101470495	WMC299781	38N 75W 017	966598
SEA 187	WY101470496	WMC299782	38N 75W 017	966599
SEA 188	WY101470497	WMC299783	38N 75W 017	966600
SEA 189	WY101470498	WMC299784	38N 75W 017	966601
SEA 190	WY101470499	WMC299785	38N 75W 008	966602
SEA 191	WY101470500	WMC299786	38N 75W 008	966603
SEA 192	WY101470501	WMC299787	38N 75W 008	966604
SEA 193	WY101470502	WMC299788	38N 75W 008	966605
SEA 194	WY101470503	WMC299789	38N 75W 008	966606
SEA 195	WY101470504	WMC299790	38N 75W 008	966607
SEA 196	WY101470505	WMC299791	38N 75W 008	966608
SEA 206	WY101470506	WMC299801	38N 75W 008	966618
SEA 207	WY101470507	WMC299802	38N 75W 008	966619
SEA 208	WY101470508	WMC299803	38N 75W 008	966620
SEA 212	WY101470509	WMC299807	38N 75W 008	966624
SEA 213	WY101470510	WMC299808	38N 75W 008	966625
SEA 214	WY101470511	WMC299809	38N 75W 008	966626
SEA 218	WY101471670	WMC299813	38N 75W 008	966630
SEA 219	WY101471671	WMC299814	38N 75W 008	966631
SEA 220	WY101471672	WMC299815	38N 75W 008	966632
SEA 224	WY101471673	WMC299819	38N 75W 005	966636
SEA 225	WY101471674	WMC299820	38N 75W 005	966637

Exhibit B-10

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEA 226	WY101471675	WMC299821	38N 75W 005	966638
SEA 227	WY101471676	WMC299822	38N 75W 005	966639
SEA 249	WY101471677	WMC299844	38N 75W 005	966661
SEA 250	WY101471678	WMC299845	38N 75W 005	966662
SEA 251	WY101471679	WMC299846	38N 75W 005	966663
SEA 252	WY101471680	WMC299847	38N 75W 005	966664
SEA 253	WY101471681	WMC299848	38N 75W 005	966665
SEA 254	WY101471682	WMC299849	38N 75W 005	966666
SEA 265	WY101471683	WMC299860	38N 75W 005	966677
SEA 266	WY101471684	WMC299861	38N 75W 005	966678
SEA 267	WY101471685	WMC299862	38N 75W 005	966679
SEA 268	WY101471686	WMC299863	38N 75W 005	966680
SEA 269	WY101471687	WMC299864	38N 75W 005	966681
SEA 270	WY101471688	WMC299865	38N 75W 005	966682
SEA 297	WY101471689	WMC299892	39N 75W 032	966709
SEA 298	WY101471690	WMC299893	39N 75W 032	966710
SEH #534	WY101472610	WMC298969	37N 75W 027	965280
SEA 299	WY101473905	WMC299894	39N 75W 032	966711
SEA 311	WY101473906	WMC299906	39N 75W 032	966723
SEA 312	WY101473907	WMC299907	39N 75W 032	966724
SEA 313	WY101473908	WMC299908	39N 75W 032	966725
SEA 314	WY101473909	WMC299909	39N 75W 032	966726
SEA 315	WY101473910	WMC299910	39N 75W 032	966727
SEA 316	WY101473911	WMC299911	39N 75W 032	966728
SEA 317	WY101473912	WMC299912	39N 75W 032	966729
SEA 329	WY101473913	WMC299924	39N 75W 032	966741
SEA 330	WY101473914	WMC299925	39N 75W 032	966742
SEA 331	WY101473915	WMC299926	39N 75W 032	966744
SEA 332	WY101473916	WMC299927	39N 75W 032	966745

Exhibit B-11

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEA 333	WY101473917	WMC299928	39N 75W 032	966746
SEA 334	WY101473918	WMC299929	39N 75W 032	966747
SEA 335	WY101473919	WMC299930	39N 75W 032	966748
SEA 395	WY101473920	WMC299990	38N 75W 028	966808
SEA 396	WY101473921	WMC299991	38N 75W 028	966809
SEA 440	WY101473922	WMC300035	38N 75W 015	966853
SEA 441	WY101473923	WMC300036	38N 75W 015	966854
SEA 442	WY101473924	WMC300037	38N 75W 015	966855
SEA 452	WY101473925	WMC300047	38N 75W 015	966865
SEA 453	WY101474916	WMC300048	38N 75W 015	966866
SEA 590	WY101474917	WMC300185	39N 75W 033	967003
SEA 591	WY101474918	WMC300186	39N 75W 033	967004
SEA 592	WY101474919	WMC300187	39N 75W 033	967005
SEA 593	WY101474920	WMC300188	39N 75W 033	967006
SEA 594	WY101474921	WMC300189	39N 75W 033	967007
SEA 601	WY101474922	WMC300196	39N 75W 033	967014
SEA 602	WY101474923	WMC300197	39N 75W 033	967015
SEA 603	WY101474924	WMC300198	39N 75W 033	967016
SEA 604	WY101474925	WMC300199	39N 75W 033	967017
SEP#679	WY101560644	WMC301845	38N 74W 032	971733
SEP#680	WY101560645	WMC301846	38N 74W 032	971734
SEP#681	WY101560646	WMC301847	38N 74W 032	971735
SEP#682	WY101560647	WMC301848	38N 74W 032	971736
SEP#683	WY101560648	WMC301849	38N 74W 032	971737
SEP#684	WY101560649	WMC301850	38N 74W 032	971738
SEP#685	WY101560650	WMC301851	38N 74W 032	971739
SEP#686	WY101560651	WMC301852	38N 74W 032	971740
SEP#687	WY101560652	WMC301853	38N 74W 032	971741
SEP#688	WY101560653	WMC301854	38N 74W 032	971742

Exhibit B-12

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#689	WY101560654	WMC301855	38N 74W 029	971743
SEP#690	WY101560655	WMC301856	38N 74W 029	971744
SEP#691	WY101560656	WMC301857	38N 74W 029	971745
SEP#692	WY101560657	WMC301858	38N 74W 029	971746
SEP#693	WY101560658	WMC301859	38N 74W 029	971747
SEP#694	WY101560659	WMC301860	38N 74W 029	971748
SEP#695	WY101560660	WMC301861	38N 74W 029	971749
SEP#696	WY101560661	WMC301862	38N 74W 029	971750
SEP#697	WY101560662	WMC301863	38N 74W 029	971751
SEP#698	WY101560663	WMC301864	38N 74W 029	971752
SEP#699	WY101560664	WMC301865	38N 74W 029	971753
SEP#700	WY101561444	WMC301866	38N 74W 029	971754
SEP#701	WY101561445	WMC301867	38N 74W 029	971755
SEP#702	WY101561446	WMC301868	38N 74W 029	971756
SEP#703	WY101561447	WMC301869	38N 74W 029	971757
SEP#704	WY101561448	WMC301870	38N 74W 029	971758
SEP#705	WY101561449	WMC301871	38N 74W 029	971759
SEP#706	WY101561450	WMC301872	38N 74W 020	971760
SEP#707	WY101561451	WMC301873	38N 74W 020	971761
SEP#708	WY101561452	WMC301874	38N 74W 020	971762
SEP#709	WY101561453	WMC301875	38N 74W 020	971763
SEP#710	WY101561454	WMC301876	38N 74W 020	971764
SEP#711	WY101561455	WMC301877	38N 74W 020	971765
SEP#712	WY101561456	WMC301878	38N 74W 020	971766
SEP#713	WY101561457	WMC301879	38N 74W 020	971767
SEP#714	WY101561458	WMC301880	38N 74W 020	971768
SEP#715	WY101561459	WMC301881	38N 74W 020	971769
SEP#716	WY101561460	WMC301882	38N 74W 020	971770
SEP#717	WY101561461	WMC301883	38N 74W 020	971771

Exhibit B-13

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#718	WY101561462	WMC301884	38N 74W 020	971772
SEP#719	WY101561463	WMC301885	38N 74W 020	971773
SEP#720	WY101561464	WMC301886	38N 74W 020	971774
SEP#721	WY101562244	WMC301887	38N 74W 020	971775
SEP#722	WY101562245	WMC301888	38N 74W 020	971776
SEP#723	WY101562246	WMC301889	38N 74W 033	971777
SEP#724	WY101562247	WMC301890	38N 74W 033	971778
SEP#725	WY101562248	WMC301891	38N 74W 033	971779
SEP#726	WY101562249	WMC301892	38N 74W 033	971780
SEP#727	WY101562250	WMC301893	38N 74W 033	971781
SEP#728	WY101562251	WMC301894	38N 74W 033	971782
SEP#729	WY101562252	WMC301895	38N 74W 028	971783
SEP#730	WY101562253	WMC301896	38N 74W 028	971784
SEP#731	WY101562254	WMC301897	38N 74W 028	971785
SEP#732	WY101562255	WMC301898	38N 74W 028	971786
SEP#733	WY101562256	WMC301899	38N 74W 028	971787
SEP#734	WY101562257	WMC301900	38N 74W 028	971788
SEP#735	WY101562258	WMC301901	38N 74W 028	971789
SEP#736	WY101562259	WMC301902	38N 74W 028	971790
SEH#137	WY101654738	WMC295940	37N 74W 008	953200
SEH#138	WY101654739	WMC295941	37N 74W 008	953201
SEH#139	WY101654740	WMC295942	37N 74W 008	953202
SEH#140	WY101654741	WMC295943	37N 74W 008	953203
SEH#141	WY101654742	WMC295944	37N 74W 008	953204
SEH#142	WY101654743	WMC295945	37N 74W 008	953205
SEH#143	WY101654744	WMC295946	37N 74W 008	953206
SEH#144	WY101654745	WMC295947	37N 74W 008	953207
SEH#145	WY101654746	WMC295948	37N 74W 008	953208
SEH#146	WY101654747	WMC295949	37N 74W 008	953209

Exhibit B-14

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#147	WY101654748	WMC295950	37N 74W 008	953210
SEH#148	WY101654749	WMC295951	37N 74W 008	953211
SEH#149	WY101654750	WMC295952	37N 74W 008	953212
SEH#150	WY101654751	WMC295953	37N 74W 008	953213
SEH#155	WY101654752	WMC295958	37N 74W 005	953218
SEH#156	WY101654753	WMC295959	37N 74W 005	953219
SEH#157	WY101654754	WMC295960	37N 74W 005	953220
SEH#158	WY101654755	WMC295961	37N 74W 005	953221
SEH#159	WY101654756	WMC295962	37N 74W 005	953222
SEH#162	WY101654757	WMC295965	37N 74W 005	953225
SEH#163	WY101654758	WMC295966	37N 74W 005	953226
SEH#164	WY101655355	WMC295967	37N 74W 005	953078
SEH#165	WY101655356	WMC295968	37N 74W 005	953079
SEH#166	WY101655357	WMC295969	37N 74W 005	953080
SEH#167	WY101655358	WMC295970	37N 74W 005	953077
SEH#168	WY101656576	WMC295971	37N 74W 005	953076
SEH#169	WY101656577	WMC295972	37N 74W 005	953075
SEH#170	WY101656578	WMC295973	37N 74W 005	953074
SEH#171	WY101656579	WMC295974	37N 74W 005	953073
SEH#1	WY101659179	WMC295804	37N 75W 024	953231
SEH#2	WY101659180	WMC295805	37N 75W 024	953232
SEH#3	WY101659972	WMC295806	37N 75W 024	953233
SEH#4	WY101659973	WMC295807	37N 75W 024	953234
SEH#5	WY101659974	WMC295808	37N 75W 024	953235
SEH#6	WY101659975	WMC295809	37N 75W 024	953236
SEH#7	WY101659976	WMC295810	37N 75W 024	953237
SEH#8	WY101659977	WMC295811	37N 75W 024	953238
SEH#9	WY101659978	WMC295812	37N 75W 024	953239
SEH#10	WY101659979	WMC295813	37N 75W 024	953240

Exhibit B-15

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#11	WY101659980	WMC295814	37N 75W 024	953241
SEH#12	WY101659981	WMC295815	37N 75W 024	953242
SEH#13	WY101659982	WMC295816	37N 75W 024	953243
SEH#14	WY101659983	WMC295817	37N 75W 024	953244
SEH#15	WY101659984	WMC295818	37N 75W 024	953245
SEH#16	WY101659985	WMC295819	37N 75W 024	953246
SEH#17	WY101880538	WMC295820	37N 75W 024	953247
SEH#18	WY101880539	WMC295821	37N 75W 024	953248
SEH#19	WY101880540	WMC295822	37N 75W 024	953249
SEH#20	WY101880541	WMC295823	37N 75W 024	953250
SEH#21	WY101880542	WMC295824	37N 75W 024	953251
SEH#22	WY101880543	WMC295825	37N 75W 024	953252
SEH#23	WY101880544	WMC295826	37N 75W 024	953253
SEH#24	WY101880545	WMC295827	37N 75W 024	953254
SEH#25	WY101880546	WMC295828	37N 75W 024	953255
SEH#26	WY101880547	WMC295829	37N 75W 024	953256
SEH#27	WY101880548	WMC295830	37N 75W 024	953257
SEH#28	WY101880549	WMC295831	37N 75W 024	953258
SEH#29	WY101880550	WMC295832	37N 75W 024	953259
SEH#30	WY101880551	WMC295833	37N 75W 013	953260
SEH#31	WY101880552	WMC295834	37N 75W 013	953261
SEH#33	WY101880553	WMC295836	37N 75W 013	953263, amended at 966408
SEH#34	WY101880554	WMC295837	37N 75W 013	953264, amended at 966409
SEH#35	WY101880555	WMC295838	37N 75W 013	953265, amended at 966410
SEH#36	WY101880556	WMC295839	37N 75W 013	953266, amended at 966411

Exhibit B-16

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#37	WY101880557	WMC295840	37N 75W 013	953267, amended at 966412
SEH#38	WY101880558	WMC295841	37N 75W 013	953268
SEH#172	WY101880559	WMC295975	37N 74W 005	953072
SEH#173	WY101880560	WMC295976	37N 74W 005	953071
SEH#174	WY101880561	WMC295977	37N 74W 005	953070
SEH#175	WY101880562	WMC295978	37N 74W 005	953069
SEH#176	WY101880563	WMC295979	37N 74W 005	953068
SEH#177	WY101880564	WMC295980	37N 74W 005	953067
SEH#178	WY101880565	WMC295981	37N 74W 005	953066
SEH#179	WY101880566	WMC295982	37N 74W 005	953065
SEH#180	WY101880567	WMC295983	37N 74W 005	953064
SEH#181	WY101880568	WMC295984	37N 74W 005	953063
SEH#182	WY101880569	WMC295985	37N 74W 005	953062
SEH#225	WY101880570	WMC296028	37N 74W 009	953288
SEH#234	WY101880571	WMC296037	37N 74W 009	953297
SEH#243	WY101880572	WMC296046	37N 74W 009	953306
SEH#244	WY101880573	WMC296047	37N 74W 009	953307
SEH#245	WY101880574	WMC296048	37N 74W 009	953308
SEH#246	WY101880575	WMC296049	37N 74W 009	953309
SEH#247	WY101880576	WMC296050	37N 74W 009	953310
SEH#248	WY101880577	WMC296051	37N 74W 009	953311
SEH#249	WY101880578	WMC296052	37N 74W 004	953312
SEH#250	WY101880579	WMC296053	37N 74W 004	953313
SEH#39	WY101881338	WMC295842	37N 75W 013	953269
SEH#40	WY101881339	WMC295843	37N 75W 013	953270
SEH#41	WY101881340	WMC295844	37N 75W 013	953271
SEH#42	WY101881341	WMC295845	37N 75W 013	953272
SEH#43	WY101881342	WMC295846	37N 75W 013	953273

Exhibit B-17

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#44	WY101881343	WMC295847	37N 75W 013	953274
SEH#45	WY101881344	WMC295848	37N 75W 013	953275
SEH#46	WY101881345	WMC295849	37N 75W 013	953276
SEH#47	WY101881346	WMC295850	37N 75W 013	953277
SEH#48	WY101881347	WMC295851	37N 75W 013	953278
SEH#49	WY101881348	WMC295852	37N 75W 013	953279
SEH#50	WY101881349	WMC295853	37N 75W 013	953280
SEH#54	WY101881350	WMC295857	37N 75W 013	953017
SEH#55	WY101881351	WMC295858	37N 75W 013	953018
SEH#56	WY101881352	WMC295859	37N 75W 013	953019
SEH#57	WY101881353	WMC295860	37N 75W 013	953020
SEH#63	WY101881354	WMC295866	37N 74W 018	953026
SEH#64	WY101881355	WMC295867	37N 74W 018	953027
SEH#65	WY101881356	WMC295868	37N 74W 018	953028
SEH#66	WY101881357	WMC295869	37N 74W 018	953029
SEH#67	WY101881358	WMC295870	37N 74W 018	953030, amended at 966407
SEH#251	WY101881359	WMC296054	37N 74W 004	953314
SEH#252	WY101881360	WMC296055	37N 74W 004	953315
SEH#253	WY101881361	WMC296056	37N 74W 004	953316
SEH#295	WY101881362	WMC296098	37N 74W 015	953408
SEH#296	WY101881363	WMC296099	37N 74W 015	953409
SEH#297	WY101881364	WMC296100	37N 74W 015	953410
SEH#298	WY101881365	WMC296101	37N 74W 015	953411
SEH#299	WY101881366	WMC296102	37N 74W 015	953412
SEH#300	WY101881367	WMC296103	37N 74W 015	953413
SEH#301	WY101881368	WMC296104	37N 74W 015	953414
SEH#302	WY101881369	WMC296105	37N 74W 015	953415
SEH#303	WY101881370	WMC296106	37N 74W 015	953416

Exhibit B-18

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#369	WY101881371	WMC296172	37N 74W 014	953333
SEH#370	WY101881372	WMC296173	37N 74W 014	953334
SEH#371	WY101881373	WMC296174	37N 74W 014	953335
SEH#376	WY101881374	WMC296179	37N 74W 014	953340
SEH#377	WY101881375	WMC296180	37N 74W 014	953341
SEH#378	WY101881376	WMC296181	37N 74W 014	953342
SEH#68	WY101881964	WMC295871	37N 74W 018	953131
SEH#69	WY101881965	WMC295872	37N 74W 018	953132
SEH#70	WY101881966	WMC295873	37N 74W 018	953133
SEH#71	WY101881967	WMC295874	37N 74W 018	953134
SEH#72	WY101881968	WMC295875	37N 74W 018	953135
SEH#73	WY101881969	WMC295876	37N 74W 018	953136
SEH#74	WY101881970	WMC295877	37N 74W 018	953137
SEH#75	WY101881971	WMC295878	37N 74W 018	953138
SEH#76	WY101881972	WMC295879	37N 74W 018	953139
SEH#77	WY101881973	WMC295880	37N 74W 007	953140
SEH#78	WY101881974	WMC295881	37N 74W 007	953141
SEH#79	WY101881975	WMC295882	37N 74W 007	953142
SEH#80	WY101881976	WMC295883	37N 74W 007	953143
SEH#81	WY101881977	WMC295884	37N 74W 007	953144
SEH#82	WY101881978	WMC295885	37N 74W 007	953145
SEH#83	WY101881979	WMC295886	37N 74W 007	953146
SEH#84	WY101881980	WMC295887	37N 74W 007	953147
SEH#85	WY101881981	WMC295888	37N 74W 007	953148
SEH#86	WY101881982	WMC295889	37N 74W 007	953149
SEH#87	WY101881983	WMC295890	37N 74W 007	953150
SEH#88	WY101881984	WMC295891	37N 74W 007	953151
SEH#89	WY101882580	WMC295892	37N 74W 007	953152
SEH#90	WY101882581	WMC295893	37N 74W 007	953153

Exhibit B-19

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEH#91	WY101882582	WMC295894	37N 74W 007	953154
SEH#92	WY101882583	WMC295895	37N 74W 007	953155
SEH#93	WY101882584	WMC295896	37N 74W 007	953156
SEH#94	WY101882585	WMC295897	37N 74W 007	953157
SEH#120	WY101882586	WMC295923	37N 74W 017	953183
SEH#121	WY101882587	WMC295924	37N 74W 017	935184
SEH#122	WY101882588	WMC295925	37N 74W 017	935185
SEH#123	WY101882589	WMC295926	37N 74W 008	953186
SEH#124	WY101882590	WMC295927	37N 74W 008	953187
SEH#126	WY101882591	WMC295929	37N 74W 008	953189
SEH#127	WY101882592	WMC295930	37N 74W 008	953190
SEH#128	WY101882593	WMC295931	37N 74W 008	953191
SEH#129	WY101882594	WMC295932	37N 74W 008	953192
SEH#130	WY101882595	WMC295933	37N 74W 008	953193
SEH#131	WY101882596	WMC295934	37N 74W 008	953194
SEH#132	WY101882597	WMC295935	37N 74W 008	953195
SEH#134	WY101882598	WMC295937	37N 74W 008	953197
SEH#135	WY101882599	WMC295938	37N 74W 008	953198
SEH#136	WY101882600	WMC295939	37N 74W 008	953199
SEP#08	WY101885841	WMC301174	37N 75W 007	971062
SEP#09	WY101885842	WMC301175	37N 75W 007	971063
SEP#10	WY101886622	WMC301176	37N 75W 007	971064
SEP#11	WY101886623	WMC301177	37N 75W 007	971065
SEP#26	WY101886624	WMC301192	37N 75W 007	971080
SEP#27	WY101886625	WMC301193	37N 75W 007	971081
SEP#28	WY101886626	WMC301194	37N 75W 007	971082
SEP#29	WY101886627	WMC301195	37N 75W 007	971083
SEP#30	WY101886628	WMC301196	37N 75W 007	971084
SEP#31	WY101886629	WMC301197	37N 75W 007	971085

Exhibit B-20

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#42	WY101886630	WMC301208	37N 75W 006	971096
SEP#43	WY101886631	WMC301209	37N 75W 006	971097
SEP#44	WY101886632	WMC301210	37N 75W 006	971098
SEP#45	WY101886633	WMC301211	37N 75W 006	971099
SEP#46	WY101886634	WMC301212	37N 75W 006	971100
SEP#47	WY101886635	WMC301213	37N 75W 006	971101
SEP#48	WY101886636	WMC301214	37N 75W 006	971102
SEP#49	WY101886637	WMC301215	37N 75W 006	971103
SEP#60	WY101886638	WMC301226	37N 75W 006	971114
SEP#61	WY101886639	WMC301227	37N 75W 006	971115
SEP#62	WY101886640	WMC301228	37N 75W 006	971116
SEP#63	WY101886641	WMC301229	37N 75W 006	971117
SEP#64	WY101886642	WMC301230	37N 75W 008	971118
SEP#65	WY101887422	WMC301231	37N 75W 008	971119
SEP#66	WY101887423	WMC301232	37N 75W 008	971120
SEP#67	WY101887424	WMC301233	37N 75W 008	971121
SEP#78	WY101887425	WMC301244	37N 75W 008	971132
SEP#79	WY101887426	WMC301245	37N 75W 008	971133
SEP#80	WY101887427	WMC301246	37N 75W 008	971134
SEP#81	WY101887428	WMC301247	37N 75W 008	971135
SEP#82	WY101887429	WMC301248	37N 75W 008	971136
SEP#83	WY101887430	WMC301249	37N 75W 008	971137
SEP#84	WY101887431	WMC301250	37N 75W 008	971138
SEP#85	WY101887432	WMC301251	37N 75W 008	971139
SEP#98	WY101887433	WMC301264	37N 75W 008	971152
SEP#99	WY101887434	WMC301265	37N 75W 008	971153
SEP#100	WY101887435	WMC301266	37N 75W 005	971154
SEP#101	WY101887436	WMC301267	37N 75W 005	971155
SEP#116	WY101887437	WMC301282	37N 75W 005	971170

Exhibit B-21

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#117	WY101887438	WMC301283	37N 75W 005	971171
SEP#463	WY101887439	WMC301629	37N 75W 012	971517
SEP#464	WY101887440	WMC301630	37N 75W 012	971518
SEP#465	WY101887441	WMC301631	37N 75W 012	971519
SEP#466	WY101887442	WMC301632	37N 75W 012	971520
SEP#487	WY101888244	WMC301653	37N 75W 001	971541
SEP#488	WY101888245	WMC301654	37N 75W 001	971542
SEP#489	WY101888246	WMC301655	37N 75W 001	971543
SEP#490	WY101888247	WMC301656	37N 75W 001	971544
SEP#499	WY101888248	WMC301665	37N 75W 001	971553
SEP#500	WY101888249	WMC301666	37N 75W 001	971554
SEP#557	WY101888250	WMC301723	38N 74W 031	971611
SEP#558	WY101888251	WMC301724	38N 74W 031	971612
SEP#559	WY101888252	WMC301725	38N 74W 031	971613
SEP#560	WY101888253	WMC301726	38N 74W 031	971614
SEP#561	WY101888254	WMC301727	38N 74W 031	971615
SEP#562	WY101888255	WMC301728	38N 74W 031	971616
SEP#563	WY101888256	WMC301729	38N 74W 031	971617
SEP#564	WY101888257	WMC301730	38N 74W 031	971618
SEP#577	WY101888258	WMC301743	38N 74W 030	971631
SEP#578	WY101888259	WMC301744	38N 74W 030	971632
SEP#579	WY101888260	WMC301745	38N 74W 030	971633
SEP#580	WY101888261	WMC301746	38N 74W 030	971634
SEP#591	WY101888262	WMC301757	38N 74W 030	971645
SEP#592	WY101888263	WMC301758	38N 74W 030	971646
SEP#593	WY101888264	WMC301759	38N 74W 030	971647
SEP#594	WY101889044	WMC301760	38N 74W 030	971648
SEP#595	WY101889045	WMC301761	38N 74W 019	971649
SEP#596	WY101889046	WMC301762	38N 74W 019	971650

Exhibit B-22

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#597	WY101889047	WMC301763	38N 74W 019	971651
SEP#598	WY101889048	WMC301764	38N 74W 019	971652
SEP#609	WY101889049	WMC301775	38N 74W 019	971663
SEP#610	WY101889050	WMC301776	38N 74W 019	971664
SEP#611	WY101889051	WMC301777	38N 74W 019	971665
SEP#612	WY101889052	WMC301778	38N 74W 019	971666
SEP#613	WY101889053	WMC301779	38N 74W 019	971667
SEP#614	WY101889054	WMC301780	38N 74W 019	971668
SEP#625	WY101889055	WMC301791	38N 74W 019	971679
SEP#626	WY101889056	WMC301792	38N 74W 019	971680
SEP#627	WY101889057	WMC301793	38N 74W 019	971681
SEP#628	WY101889058	WMC301794	38N 74W 019	971682
SEP#629	WY101889059	WMC301795	38N 74W 018	971683
SEP#630	WY101889060	WMC301796	38N 74W 018	971684
SEP#631	WY101889061	WMC301797	38N 74W 018	971685
SEP#632	WY101889062	WMC301798	38N 74W 018	971686
SEP#641	WY101889063	WMC301807	38N 74W 018	971695
SEP#642	WY101889064	WMC301808	38N 74W 018	971696
SEP#643	WY101889844	WMC301809	38N 74W 018	971697
SEP#659	WY101889845	WMC301825	38N 74W 032	971713
SEP#660	WY101889846	WMC301826	38N 74W 032	971714
SEP#661	WY101889847	WMC301827	38N 74W 032	971715
SEP#662	WY101889848	WMC301828	38N 74W 032	971716
SEP#663	WY101889849	WMC301829	38N 74W 032	971717
SEP#664	WY101889850	WMC301830	38N 74W 032	971718
SEP#665	WY101889851	WMC301831	38N 74W 032	971719
SEP#666	WY101889852	WMC301832	38N 74W 032	971720
SEP#667	WY101889853	WMC301833	38N 74W 032	971721
SEP#668	WY101889854	WMC301834	38N 74W 032	971722

Exhibit B-23

Claim Name	Serial Number	Legacy Serial Number	Township Range Section	County Recording (Instrument No.)
SEP#669	WY101889855	WMC301835	38N 74W 032	971723
SEP#670	WY101889856	WMC301836	38N 74W 032	971724
SEP#671	WY101889857	WMC301837	38N 74W 032	971725
SEP#672	WY101889858	WMC301838	38N 74W 032	971726
SEP#673	WY101889859	WMC301839	38N 74W 032	971727
SEP#674	WY101889860	WMC301840	38N 74W 032	971728
SEP#675	WY101889861	WMC301841	38N 74W 032	971729
SEP#676	WY101889862	WMC301842	38N 74W 032	971730
SEP#677	WY101889863	WMC301843	38N 74W 032	971731
SEP#678	WY101889864	WMC301844	38N 74W 032	971732

Exhibit B-24

Exhibit C

to

Purchase and Sale Agreement

WY State Leases

1.          State of Wyoming Uranium and Associated Minerals Mining Lease #O-43497, effective February 2, 2015, including all extensions and amendments thereto.

2.          State of Wyoming Uranium and Associated Minerals Mining Lease #O-43524, effective December 2, 2016, including all extensions and amendments thereto.

Exhibit C-1

Exhibit D

to

Purchase and Sale Agreement

Development Agreements

Patterson

1.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended May 13, 2014 and April 1, 2015, by and between Joe Patterson Ranch, Kerri Jo Paddock, f/k/a Kerri Jo Patterson, James Walter Patterson, and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 54, as Document No. 1072399.

2.          Surface Use Agreement, effective May 18, 2011, as amended April 1, 2015, by and between Joe Patterson Ranch and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 39, as Document No. 1072397.

Allemand

3.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended May 13, 2014 and January 1, 2016, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, L. Raymond Allemand, as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998; Donald R. Allemand, Dave R. Allemand, Barbara A. Allemand Beckner, Becky A. Allemand Djernes, Roger D. Hildebrand, Robin L. Hildebrand, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 279, as Document No. 1059815.

4.          Surface Use Agreement, dated November 4, 2011, to be effective May 18, 2011, as amended January 1, 2016, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 273, as Document No. 1059814.

5.          Partial Release of Surface Use Agreement Acreage, dated December 13, 2016, recorded December 19, 2016 in Book 1600, Page 597, as Document No. 1055460, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and Stakeholder Energy, LLC.

Henry

6.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended April 28, 2014, December 9, 2014, and April 1, 2015, by and between Henry Land Company, LP, the William M. Henry, III Revocable Trust dated February 20, 2008, the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 44, as Document No. 1066357.

7.          Surface Use Agreement, effective September 12, 2011, as amended December 9, 2014 and April 1, 2015, by and between William M. Henry, III Revocable Trust dated February 20, 2008, the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof recorded January 11, 2018 in Book 1631, Page 61 as Document No. 1066358.

Exhibit D-1

8.          Surface Use Agreement, dated September 12, 2011, as amended April 1, 2015, by and between Henry Land Company, LP, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018 in Book 1631, Page 67 as Document No. 1066359, by and between Henry Land Company, LP and Stakeholder Energy, LLC.

Exhibit D-2

Exhibit E

to

Purchase and Sale Agreement

Escrow Instructions

April ____, 2025

American Title

Attn: [Stuart Atnip]

315 W 1st Street

Casper, WY 82601

RE:	Long-Term Escrow Instructions for the sale and purchase of assets between Stakeholder Energy, LLC and Powder River Basin LLC – American Title Agency, Casper, Wyoming

Dear [Mr. Atnip]:

Stakeholder Energy, LLC (“Stakeholder”) and Powder River Basin LLC (“PRB”) have entered into an agreement (the “Agreement”) for the purchase and sale of certain mining assets located in Converse County, Wyoming. American Title Agency, of Casper, Wyoming (the “Escrow Agent”) shall act as the escrow agent for the duration of the Agreement (the “Transaction”). This long-term escrow instruction letter (the “Instruction Letter”) sets forth the instructions, on behalf of Stakeholder and PRB, with respect to the payment and disbursement of certain funds and the Escrow Agent’s retention and delivery of the Escrow Documents, below defined, delivered to you in connection with the Transaction. In the event you receive any other escrow instructions relating to the Transaction (except supplemental instructions duly executed by Stakeholder and PRB), please contact the undersigned immediately for further instructions. The Escrow Documents shall consist of the following (note that capitalized terms used but not defined in this Instruction Letter shall have the meaning ascribed to them in the Agreement):

(a)	The Mining Lease Assignment, executed, in counterparts, by Stakeholder and PRB;

(b)	A Quitclaim Deed, executed by Stakeholder;

(c)	The State Lease Assignment, executed, in counterparts, by Stakeholder and PRB;

(d)	The Development Agreement Assignment, executed, in counterparts, by Stakeholder and PRB;

(e)	A Foreign Investment in Real Property Tax Act Certificate executed by Stakeholder dated the Closing Date; and

(f)	any and all other customary documents reasonably necessary to convey all of Stakeholder’s interests in the Converse County Assets to PRB.

1.	By the representative’s signature below, executed on behalf of the Escrow Agent, the Escrow Agent is hereby (a) acknowledging receipt of the Escrow Documents and a copy of the Agreement and (b) agreeing to receive, hold, and deliver funds and the Escrow Documents in accordance with the provisions hereof. The Escrow Agent is agreeing to abide by the terms of the Agreement as those terms affect the Escrow Agent and its escrow services.

Exhibit E-1

2.	PRB will deposit $7,500,000.00 on or before [enter date of one-year anniversary of closing] with the Escrow Agent (the “Second Installment”), plus $_______ as the Escrow Agent’s escrow fee. The Escrow Agent shall promptly disburse the Second Installment to Stakeholder, or to any person or entity designated by Stakeholder in writing to the Escrow Agent. The Escrow Agent shall immediately notify Stakeholder if the Second Installment is not timely deposited and received.

3.	PRB will deposit $7,500,000.00 on or before [enter date of two-year anniversary of closing] with the Escrow Agent (the “Final Installment”), plus $_______ as the Escrow Agent’s escrow fee. Simultaneous with its release of the Escrow Documents to PRB pursuant to Paragraph 4.a, the Escrow Agent shall promptly disburse the Final Installment to Stakeholder, or to any person or entity designated by Stakeholder in writing to the Escrow Agent. The Escrow Agent shall immediately notify Stakeholder if the Final Installment is not timely deposited and received.

4.

a.	Not later than three (3) days following receipt of the Final Installment, the Escrow Agent shall deliver to PRB, or any entity designated by PRB in writing to the Escrow Agent, all of the original Escrow Documents or, in accordance with PRB’s written instructions, shall record any of the Escrow Documents in the official records of Converse County, Wyoming.

b.	Upon receiving notification from Stakeholder (copying PRB) stating that:

i.	PRB has defaulted under the terms of the Agreement;

ii.	Stakeholder has given PRB notice of such default;

iii.	PRB has not cured such default within twenty (20) business days after Stakeholder giving such notice and has not disputed the existence of such default; and

iv.	Stakeholder has terminated and cancelled the Agreement,

the Escrow Agent shall promptly deliver all Escrow Documents to Stakeholder.

5.	Notwithstanding Paragraph 4.b above, upon receipt of notice a timely filing of a judicial action by PRB pursuant to Section 11(f) of the Agreement, the Escrow Agent will continue to hold the Escrow Documents until receipt of a copy of a final, non-appealable decision by a court of competent jurisdiction confirming PRB’s default under the terms of the Agreement. Upon receipt of a copy of such order, the Escrow Agent shall promptly deliver all Escrow Documents to Stakeholder.

6.	Unless the Escrow Documents have been earlier delivered to Stakeholder pursuant to Paragraph 4 above or are being held by the Escrow Agent pursuant to Paragraph 5 above, no more than three (3) days after the Escrow Agent’s receipt of the Final Installment, the Escrow Agent shall promptly deliver all Escrow Documents to PRB.

7.	Escrow Agent agrees to keep all of the terms and conditions of this Instruction Letter, the Agreement, and the Escrow Documents, strictly confidential, and not to disclose the same to any third party unless required to do so pursuant to the terms of this Instruction Letter or as ordered by a court of competent jurisdiction.

8.	This Instruction Letter, which has been duly executed by the Escrow Agent, constitutes the entire agreement between the parties to the Agreement and you and may not be modified except upon the express written consent of all of the undersigned.

Exhibit E-2

9.	This Instruction Letter is governed by and is to be construed under the laws of the State of Wyoming. This Instruction Letter, amendments or supplemental instructions hereto, may be executed in counterparts, each of which shall be deemed an original and all such counterparts together shall constitute one and the same instrument.

10.	Please execute this Instruction Letter below, indicating your acceptance of its terms and conditions, and deliver it to the undersigned’s attention.

Sincerely,

STAKEHOLDER ENERGY, LLC

Timm Smith, in his capacity as

Manager of Nerd Gas Company, LLC,

Manager of Stakeholder Energy, LLC

POWDER RIVER BASIN LLC

Andrew Ferrier, in his capacity as

President of Usuran Resources, Inc.,

Manager of Powder River Basin LLC

RECEIPT AND ACCEPTANCE

Receipt and acceptance of these instructions are acknowledged this ____ day of ______________, 2025.

AMERICAN TITLE AGENCY

By

Title

Exhibit E-3

Exhibit F

to

Purchase and Sale Agreement

Mining Lease Assignment

[form assignment follows]

Exhibit F-1

After Recording, Mail To:

Powder River Basin LLC

__________________

__________________

ASSIGNMENT AND ASSUMPTION OF MINING LEASES

This Assignment and Assumption of Mining Leases (this “Assignment”) is made and entered into effective as of _____, 2025 (the “Effective Date”), by and between Stakeholder Energy, LLC, a Wyoming limited liability company (“Assignor”), with a mailing address of ________________________________, and Powder River Basin LLC, a Delaware limited liability company (“Assignee”), with a mailing address of ___________________________________________________.

RECITALS

A.	Assignor and [Enter Lessor] entered into [Reference Mining Leases] dated [Enter Date], as amended, (the “Leases”) covering certain properties described therein (the “Property”) .[1]

B.	Assignor, as Seller, and Assignee, as Buyer, are parties to that certain Purchase and Sale Agreement dated March 11, 2025 (the “Purchase Agreement”) relating to the purchase of certain assets owned by Assignor.

C.	Pursuant to the terms and conditions of the Purchase Agreement, Assignor agreed to assign its interest in the Leases to Assignee, and Assignee has agreed to assume all of Assignor’s obligations under the Leases.

ACCORDINGLY, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged Assignor and Assignee hereby agree as follows:

1.          Assignor hereby transfers, assigns, and conveys to Assignee (subject, in the case of the Wyoming state leases, to approval of the Director of the Wyoming Office of State Lands and Investments), and its successors and assigns, all of Assignor’s right, title and interest in, to and under the Leases effective as of the Effective Date.

2.          Assignee hereby accepts the assignment of Assignor’s interest in the Leases, and hereby assumes all of the obligations and liabilities of Assignor under the Leases arising from and after the Effective Date and agrees, for the benefit of Assignor to perform, observe, keep and comply with all of the terms, covenants, conditions, provisions and agreements contained in the Leases on the part of Assignor to be performed, observed, kept and complied with from and after the Effective Date, subject to its right to terminate any or all of the Leases in accordance with the provisions thereof.

1 Note to Draft: To include recording information for each of the Memoranda of Leases in this Assignment and Assumption Agreement. May be easier to list the mining leases in a separate schedule.

Exhibit F-2

3.          This Assignment shall be binding upon and inure to the benefit of Assignor, Assignee and their respective successors and assigns. This Assignment may be signed in any number of counterparts, all of which when taken together shall constitute one complete instrument. This Assignment will be governed by and construed under and in accordance with the laws of the State of Wyoming.

[Signature Pages Follow]

Exhibit F-3

IN WITNESS WHEREOF, the parties hereto have executed this Assignment to be effective as of the Effective Date.

ASSIGNOR

Stakeholder Energy, LLC

By:
Name:
Its:

STATE OF _____________	)
: ss.
County of ______________	)

Signed and acknowledged before me on __________________, 2025, by_______________, as ______________________ of Stakeholder Energy, LLC, a Wyoming limited liability company.

Notary Signature

Exhibit F-4

ASSIGNEE

Powder River Basin LLC, a Delaware

limited liability company

By:
Name:
Its:

STATE OF _____________	)
: ss.
County of ______________	)

Signed and acknowledged before me on __________________, 2025, by_______________, as ______________________ of Powder River Basin LLC, a Delaware limited liability company.

Notary Signature

Exhibit F-5

Exhibit G

to

Purchase and Sale Agreement

Quitclaim Deed

[form Quitclaim Deed for Unpatented Mining Claims follows]

Exhibit G-1

After Recording, Mail To:

Powder River Basin LLC

__________________

__________________

QUITCLAIM DEED

(Unpatented Mining Claims)

This Quitclaim Deed, made as of the date indicated below, is from Stakeholder Energy, LLC, a Wyoming limited liability company (“Grantor”), with a mailing address of ________________________________, to Powder River Basin LLC, a Delaware limited liability company (“Grantee”), with a mailing address of ___________________________________________________.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, Grantor does hereby remise, release and forever quitclaims and convey unto Grantee, all of Grantor’s right, title and interest in and to the six hundred sixty-six (666) unpatented lode mining claims situated in Converse County, State of Wyoming, more particularly described in Exhibit A attached hereto and incorporated herein; together with all of the associated lodes, ledges, veins and mineral-bearing rock, both known and unknown, intralimital and extralateral minerals lying within or extending beyond the boundaries of the enumerated unpatented mining claims, and all dips, spurs and angles, and all the ores, mineral bearing-quartz, rock and earth or other mineral deposits therein or thereon, and all and singular tenements, hereditaments, appurtenances, water rights, fixtures, buildings, and improvements thereon or thereunto belonging to or in anywise appertaining, the reversion and reversions, remainder and remainders, rents, issues, and profits thereof,

TO HAVE AND TO HOLD unto Grantee, and Grantee’s successors and assigns forever, subject to the paramount title of the United States of America.

[Signature Page Follows]

Exhibit G-2

IN WITNESS WHEREOF, the Grantor has executed this Quitclaim Deed to be effective as of the ___ day of ______________, 2025.

STAKEHOLDER ENERGY, LLC

By:

Its:

STATE OF _________________________	)
) ss.
COUNTY OF ______________________	)

The foregoing instrument was acknowledged before me this ____ day of ______, 2025, by _______________, as _______________ of Stakeholder Energy, LLC, a Wyoming limited liability company.

Notary Public

Exhibit G-3

Exhibit A

to

Quitclaim Deed for Unpatented Mining Claims

The following unpatented mining claims located in Converse County, Wyoming, all within the 6th Principal Meridian:

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #419	WY101380876	WMC298854	37N 75W 024	965142
SEH #420	WY101380877	WMC298855	37N 75W 024	965143
SEH #421	WY101380878	WMC298856	37N 75W 024	965144
SEH #434	WY101380879	WMC298869	37N 75W 014	965157
SEH #435	WY101380880	WMC298870	37N 75W 014	965158
SEH #436	WY101380881	WMC298871	37N 75W 014	965159
SEH #437	WY101380882	WMC298872	37N 75W 014	965160
SEH #438	WY101380883	WMC298873	37N 75W 014	965161
SEH #439	WY101380884	WMC298874	37N 75W 014	965162
SEH #440	WY101382082	WMC298875	37N 75W 014	965163
SEH #441	WY101382083	WMC298876	37N 75W 014	965164
SEH #442	WY101382084	WMC298877	37N 75W 023	965165
SEH #443	WY101382085	WMC298878	37N 75W 023	965166
SEH #444	WY101382086	WMC298879	37N 75W 023	965167
SEH #445	WY101382087	WMC298880	37N 75W 023	965168
SEH #446	WY101382088	WMC298881	37N 75W 023	965169
SEH #447	WY101382089	WMC298882	37N 75W 023	965170
SEH #448	WY101382090	WMC298883	37N 75W 023	965171
SEH #449	WY101382091	WMC298884	37N 75W 023	965172
SEH #450	WY101382092	WMC298885	37N 75W 023	965173
SEH #451	WY101382093	WMC298886	37N 75W 023	965174
SEH #452	WY101382094	WMC298887	37N 75W 023	965175
SEH #453	WY101382095	WMC298888	37N 75W 023	965176
SEH #454	WY101382096	WMC298889	37N 75W 023	965177
SEH #455	WY101382097	WMC298890	37N 75W 023	965178

Exhibit G-4

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #456	WY101382098	WMC298891	37N 75W 023	965179
SEH #457	WY101382099	WMC298892	37N 75W 023	965180
SEH #458	WY101382100	WMC298893	37N 75W 023	965181
SEH #459	WY101382101	WMC298894	37N 75W 023	965182
SEH #460	WY101382102	WMC298895	37N 75W 023	965183
SEH #461	WY101383238	WMC298896	37N 75W 023	965184
SEH #462	WY101383239	WMC298897	37N 75W 023	965185
SEH #463	WY101383240	WMC298898	37N 75W 023	965186
SEH #464	WY101383241	WMC298899	37N 75W 023	965187
SEH #465	WY101383242	WMC298900	37N 75W 023	965188
SEH #466	WY101383243	WMC298901	37N 75W 023	965189
SEH #467	WY101383244	WMC298902	37N 75W 023	965190
SEH #468	WY101383245	WMC298903	37N 75W 023	965191
SEH #469	WY101383246	WMC298904	37N 75W 023	965192
SEH #470	WY101383247	WMC298905	37N 75W 023	965193
SEH #471	WY101383248	WMC298906	37N 75W 023	965194
SEH #490	WY101383249	WMC298925	37N 75W 022	965213
SEH #491	WY101383250	WMC298926	37N 75W 022	965214
SEH #492	WY101383251	WMC298927	37N 75W 022	965215
SEH #493	WY101383252	WMC298928	37N 75W 022	965216
SEH #494	WY101383253	WMC298929	37N 75W 022	965217
SEH #495	WY101383254	WMC298930	37N 75W 022	965218
SEH #496	WY101383255	WMC298931	37N 75W 022	965219
SEH #497	WY101383256	WMC298932	37N 75W 022	965220
SEH #498	WY101383257	WMC298933	37N 75W 022	965221
SEH #499	WY101383258	WMC298934	37N 75W 022	965222
SEH #500	WY101384278	WMC298935	37N 75W 022	965223
SEH #501	WY101384279	WMC298936	37N 75W 022	965224
SEH #502	WY101384280	WMC298937	37N 75W 022	965225

Exhibit G-5

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #503	WY101384281	WMC298938	37N 75W 022	965226
SEH #504	WY101384282	WMC298939	37N 75W 022	965227
SEH #505	WY101384401	WMC298940	37N 75W 022	965228
SEH #506	WY101384402	WMC298941	37N 75W 022	965229
SEH #507	WY101384403	WMC298942	37N 75W 022	965230
SEH #508	WY101384404	WMC298943	37N 75W 022	965231
SEH #509	WY101384405	WMC298944	37N 75W 022	965232
SEH #510	WY101384406	WMC298945	37N 75W 022	965233
SEH #511	WY101384407	WMC298946	37N 75W 022	965234
SEH #512	WY101384408	WMC298947	37N 75W 022	965235
SEH #513	WY101384409	WMC298948	37N 75W 022	965236
SEH #514	WY101384410	WMC298949	37N 75W 022	965237
SEH #515	WY101384411	WMC298950	37N 75W 022	965238
SEH #516	WY101384412	WMC298951	37N 75W 022	965239
SEH #517	WY101384413	WMC298952	37N 75W 022	965240
SEH #518	WY101384414	WMC298953	37N 75W 022	965241
SEH #519	WY101384415	WMC298954	37N 75W 022	965242
SEH #520	WY101384416	WMC298955	37N 75W 022	965243
SEH #521	WY101385464	WMC298956	37N 75W 022	965244
SEH #522	WY101385465	WMC298957	37N 75W 022	965245
SEH #523	WY101385466	WMC298958	37N 75W 022	965246
SEH #524	WY101385467	WMC298959	37N 75W 022	965247
SEH #525	WY101385468	WMC298960	37N 75W 022	965248
SEH #526	WY101385469	WMC298961	37N 75W 027	965272
SEH #527	WY101385470	WMC298962	37N 75W 027	965273
SEH #528	WY101385471	WMC298963	37N 75W 027	965274
SEH #529	WY101385472	WMC298964	37N 75W 027	965275
SEH #530	WY101385473	WMC298965	37N 75W 027	965276
SEH #531	WY101385474	WMC298966	37N 75W 027	965277

Exhibit G-6

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #532	WY101385475	WMC298967	37N 75W 027	965278
SEH #533	WY101385476	WMC298968	37N 75W 027	965279
SEH #541	WY101385477	WMC298976	37N 75W 028	965287
SEH #542	WY101385478	WMC298977	37N 75W 028	965288
SEH #543	WY101385479	WMC298978	37N 75W 028	965289
SEH #544	WY101385480	WMC298979	37N 75W 028	965290
SEH #546	WY101385481	WMC298981	37N 75W 028	965292
SEH #547	WY101385482	WMC298982	37N 75W 028	965293
SEH #548	WY101385483	WMC298983	37N 75W 028	965294
SEH #549	WY101385484	WMC298984	37N 75W 028	965295
SEA 1	WY101385714	WMC299596	37N 75W 005	966743
SEA 2	WY101385715	WMC299597	37N 75W 005	966414
SEA 9	WY101385725	WMC299604	37N 75W 006	966421
SEA 10	WY101385726	WMC299605	37N 75W 006	966422
SEA 11	WY101385727	WMC299606	37N 75W 006	966423
SEA 12	WY101385728	WMC299607	37N 75W 006	966424
SEA 13	WY101385729	WMC299608	37N 75W 005	966425
SEA 14	WY101385730	WMC299609	37N 75W 005	966426
SEA 23	WY101385731	WMC299618	38N 75W 031	966435
SEA 24	WY101385732	WMC299619	38N 75W 031	966436
SEA 25	WY101385733	WMC299620	38N 75W 031	966437
SEA 26	WY101385734	WMC299621	38N 75W 031	966438
SEA 27	WY101385735	WMC299622	38N 75W 032	966439
SEA 28	WY101385736	WMC299623	38N 75W 032	966440
SEH #551	WY101386673	WMC298986	37N 75W 028	965297
SEH #552	WY101386674	WMC298987	37N 75W 028	965298
SEH #554	WY101386675	WMC298989	37N 75W 021	965303
SEH #555	WY101386676	WMC298990	37N 75W 021	965304
SEH #556	WY101386677	WMC298991	37N 75W 021	965305

Exhibit G-7

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #557	WY101386678	WMC298992	37N 75W 021	965306
SEH #559	WY101386679	WMC298994	37N 75W 021	965308
SEH #560	WY101386680	WMC298995	37N 75W 021	965309
SEH #561	WY101386681	WMC298996	37N 75W 021	965310
SEH #562	WY101386682	WMC298997	37N 75W 021	965311
SEH #564	WY101386683	WMC298999	37N 75W 021	965313
SEH #565	WY101386684	WMC299000	37N 75W 021	965314
SEH #566	WY101386685	WMC299001	37N 75W 021	965315
SEH #567	WY101386686	WMC299002	37N 75W 021	965316
SEH #569	WY101386687	WMC299004	37N 75W 021	965318
SEH #570	WY101386688	WMC299005	37N 75W 021	965319
SEH #571	WY101386689	WMC299006	37N 75W 021	965320
SEH #572	WY101386690	WMC299007	37N 75W 021	965321
SEH #574	WY101386691	WMC299009	37N 75W 020	965323
SEH #575	WY101386692	WMC299010	37N 75W 020	965324
SEH #576	WY101386693	WMC299011	37N 75W 020	965325
SEA 35	WY101386893	WMC299630	38N 75W 031	966447
SEA 36	WY101386894	WMC299631	38N 75W 031	966448
SEA 37	WY101386895	WMC299632	38N 75W 031	966449
SEA 38	WY101386896	WMC299633	38N 75W 031	966450
SEA 39	WY101386897	WMC299634	38N 75W 032	966451
SEA 40	WY101386898	WMC299635	38N 75W 032	966452
SEA 47	WY101386899	WMC299642	38N 75W 031	966459
SEA 48	WY101386900	WMC299643	38N 75W 031	966460
SEA 49	WY101386901	WMC299644	38N 75W 031	966461
SEA 50	WY101386902	WMC299645	38N 75W 031	966462
SEA 51	WY101386903	WMC299646	38N 75W 032	966463
SEA 52	WY101386904	WMC299647	38N 75W 032	966464
SEA 76	WY101386905	WMC299671	38N 75W 030	966488

Exhibit G-8

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEA 77	WY101386906	WMC299672	38N 75W 030	966489
SEA 78	WY101386907	WMC299673	38N 75W 029	966490
SEA 79	WY101386908	WMC299674	38N 75W 029	966491
SEA 80	WY101386909	WMC299675	38N 75W 029	966492
SEA 88	WY101386910	WMC299683	38N 75W 030	966500
SEA 89	WY101386911	WMC299684	38N 75W 030	966501
SEA 90	WY101386912	WMC299685	38N 75W 029	966502
SEA 91	WY101386913	WMC299686	38N 75W 029	966503
SEH #577	WY101387876	WMC299012	37N 75W 020	965326
SEH #578	WY101387877	WMC299013	37N 75W 020	965327
SEH #579	WY101387878	WMC299014	37N 75W 020	965328
SEH #580	WY101387879	WMC299015	37N 75W 020	965329
SEH #581	WY101387880	WMC299016	37N 75W 020	965330
SEH #582	WY101387881	WMC299017	37N 75W 020	965331
SEH #583	WY101387882	WMC299018	37N 75W 020	965332
SEH #584	WY101387883	WMC299019	37N 75W 020	965333
SEH #585	WY101387884	WMC299020	37N 75W 020	965334
SEH #586	WY101387885	WMC299021	37N 75W 020	965335
SEH #587	WY101387886	WMC299022	37N 75W 020	965336
SEH #588	WY101387887	WMC299023	37N 75W 020	965337
SEH #589	WY101387888	WMC299024	37N 75W 020	965338
SEH #590	WY101387889	WMC299025	37N 75W 020	965339
SEH #591	WY101387890	WMC299026	37N 75W 020	965340
SEH #592	WY101387891	WMC299027	37N 75W 017	965341
SEH #593	WY101387892	WMC299028	37N 75W 017	965342
SEH #594	WY101387893	WMC299029	37N 75W 017	965343
SEH #595	WY101387894	WMC299030	37N 75W 017	965344
SEH #596	WY101387895	WMC299031	37N 75W 017	965345
SEH #597	WY101387896	WMC299032	37N 75W 017	965346

Exhibit G-9

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEA 92	WY101388063	WMC299687	38N 75W 029	966504
SEA 100	WY101388064	WMC299695	38N 75W 030	966512
SEA 101	WY101388065	WMC299696	38N 75W 030	966513
SEA 102	WY101388066	WMC299697	38N 75W 029	966514
SEA 103	WY101388067	WMC299698	38N 75W 029	966515
SEA 104	WY101388068	WMC299699	38N 75W 029	966516
SEA 105	WY101388069	WMC299700	38N 75W 029	966517
SEA 106	WY101388070	WMC299701	38N 75W 029	966518
SEA 114	WY101388071	WMC299709	38N 75W 019	966526
SEA 115	WY101388072	WMC299710	38N 75W 019	966527
SEA 116	WY101388073	WMC299711	38N 75W 020	966528
SEA 117	WY101388074	WMC299712	38N 75W 020	966529
SEA 118	WY101388075	WMC299713	38N 75W 020	966530
SEA 126	WY101388076	WMC299721	38N 75W 019	966538
SEA 127	WY101388077	WMC299722	38N 75W 019	966539
SEA 128	WY101388078	WMC299723	38N 75W 020	966540
SEA 129	WY101388079	WMC299724	38N 75W 020	966541
SEA 130	WY101388080	WMC299725	38N 75W 020	966542
SEA 131	WY101388081	WMC299726	38N 75W 020	966543
SEA 132	WY101388082	WMC299727	38N 75W 020	966544
SEA 133	WY101388083	WMC299728	38N 75W 020	966545
SEA 740	WY101388086	WMC300618	38N 75W 011	967804
SEA 741	WY101388087	WMC300619	38N 75W 011	967805
SEA 742	WY101388088	WMC300620	38N 75W 011	967806
SEA 743	WY101388089	WMC300621	38N 75W 011	967807
SEA 744	WY101388090	WMC300622	38N 75W 011	967808
SEH #598	WY101389073	WMC299033	37N 75W 017	965347
SEH #599	WY101389074	WMC299034	37N 75W 017	965348
SEH #600	WY101389075	WMC299035	37N 75W 017	965349

Exhibit G-10

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH #601	WY101389076	WMC299036	37N 75W 017	965350
SEH #602	WY101389077	WMC299037	37N 75W 017	965351
SEH #603	WY101389078	WMC299038	37N 75W 017	965352
SEH #604	WY101389079	WMC299039	37N 75W 017	965353
SEH #605	WY101389080	WMC299040	37N 75W 017	965354
SEH #606	WY101389081	WMC299041	37N 75W 017	965355
SEH #607	WY101389082	WMC299042	37N 75W 017	965356
SEH #608	WY101389083	WMC299043	37N 75W 017	965357
SEH #609	WY101389084	WMC299044	37N 75W 017	965358
SEH #610	WY101389085	WMC299045	37N 75W 017	965359
SEH #611	WY101389086	WMC299046	37N 75W 017	965360
SEH #612	WY101389087	WMC299047	37N 75W 017	965361
SEH #613	WY101389088	WMC299048	37N 75W 017	965362
SEH #614	WY101389089	WMC299049	37N 75W 017	965363
SEH #615	WY101389090	WMC299050	37N 75W 017	965364
SEH #616	WY101389091	WMC299051	37N 75W 017	965365
SEH #617	WY101389092	WMC299052	37N 75W 017	965366
SEH #618	WY101389093	WMC299053	37N 75W 017	965367
SEA 134	WY101389270	WMC299729	38N 75W 020	966546
SEA 135	WY101389271	WMC299730	38N 75W 020	966547
SEA 136	WY101389272	WMC299731	38N 75W 020	966548
SEA 137	WY101389273	WMC299732	38N 75W 020	966549
SEA 138	WY101389274	WMC299733	38N 75W 020	966550
SEA 139	WY101389275	WMC299734	38N 75W 020	966551
SEA 140	WY101389276	WMC299735	38N 75W 020	966552
SEA 141	WY101389277	WMC299736	38N 75W 020	966553
SEA 142	WY101389278	WMC299737	38N 75W 020	966554
SEA 143	WY101389279	WMC299738	38N 75W 020	966555
SEA 144	WY101389280	WMC299739	38N 75W 020	966556

Exhibit G-11

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEA 145	WY101389281	WMC299740	38N 75W 020	966557
SEA 146	WY101389282	WMC299741	38N 75W 020	966558
SEA 147	WY101389283	WMC299742	38N 75W 020	966559
SEA 148	WY101389284	WMC299743	38N 75W 020	966560
SEA 158	WY101389285	WMC299753	38N 75W 017	966570
SEA 159	WY101389286	WMC299754	38N 75W 017	966571
SEA 160	WY101389287	WMC299755	38N 75W 017	966572
SEA 161	WY101389288	WMC299756	38N 75W 017	966573
SEA 162	WY101389289	WMC299757	38N 75W 017	966574
SEA 163	WY101389290	WMC299758	38N 75W 017	966575
SEH #621	WY101390283	WMC299056	37N 75W 017	965370
SEH #622	WY101390284	WMC299057	37N 75W 017	965371
SEH #623	WY101390285	WMC299058	37N 75W 017	965372
SEH #624	WY101390286	WMC299059	37N 75W 017	965373
SEH #625	WY101390287	WMC299060	37N 75W 017	965374
SEH #626	WY101390288	WMC299061	37N 75W 017	965375
SEH #627	WY101390289	WMC299062	37N 75W 017	965376
SEA 605	WY101410041	WMC300200	39N 75W 033	967018
SEA 606	WY101410042	WMC300201	39N 75W 033	967019
SEA 607	WY101410043	WMC300202	39N 75W 033	967020
SEA 611	WY101410044	WMC300206	39N 75W 028	967024
SEA 612	WY101410045	WMC300207	39N 75W 028	967025
SEA 613	WY101410046	WMC300208	39N 75W 028	967026
SEA 614	WY101410047	WMC300209	39N 75W 028	967027
SEA 625	WY101410048	WMC300220	39N 75W 028	967038
SEA 626	WY101410049	WMC300221	39N 75W 028	967039
SEA 627	WY101410050	WMC300222	39N 75W 028	967040
SEA 628	WY101410051	WMC300223	39N 75W 028	967041
SEH#861	WY101410128	WMC311846	37N 74W 007 and 008	1048925

Exhibit G-12

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#862	WY101410129	WMC311847	37N 74W 007	1048926
SEH#863	WY101410130	WMC311848	37N 74W 007	1048927
SEA 164	WY101470491	WMC299759	38N 75W 017	966576
SEA 165	WY101470492	WMC299760	38N 75W 017	966577
SEA 166	WY101470493	WMC299761	38N 75W 017	966578
SEA 185	WY101470494	WMC299780	38N 75W 017	966597
SEA 186	WY101470495	WMC299781	38N 75W 017	966598
SEA 187	WY101470496	WMC299782	38N 75W 017	966599
SEA 188	WY101470497	WMC299783	38N 75W 017	966600
SEA 189	WY101470498	WMC299784	38N 75W 017	966601
SEA 190	WY101470499	WMC299785	38N 75W 008	966602
SEA 191	WY101470500	WMC299786	38N 75W 008	966603
SEA 192	WY101470501	WMC299787	38N 75W 008	966604
SEA 193	WY101470502	WMC299788	38N 75W 008	966605
SEA 194	WY101470503	WMC299789	38N 75W 008	966606
SEA 195	WY101470504	WMC299790	38N 75W 008	966607
SEA 196	WY101470505	WMC299791	38N 75W 008	966608
SEA 206	WY101470506	WMC299801	38N 75W 008	966618
SEA 207	WY101470507	WMC299802	38N 75W 008	966619
SEA 208	WY101470508	WMC299803	38N 75W 008	966620
SEA 212	WY101470509	WMC299807	38N 75W 008	966624
SEA 213	WY101470510	WMC299808	38N 75W 008	966625
SEA 214	WY101470511	WMC299809	38N 75W 008	966626
SEA 218	WY101471670	WMC299813	38N 75W 008	966630
SEA 219	WY101471671	WMC299814	38N 75W 008	966631
SEA 220	WY101471672	WMC299815	38N 75W 008	966632
SEA 224	WY101471673	WMC299819	38N 75W 005	966636
SEA 225	WY101471674	WMC299820	38N 75W 005	966637
SEA 226	WY101471675	WMC299821	38N 75W 005	966638

Exhibit G-13

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEA 227	WY101471676	WMC299822	38N 75W 005	966639
SEA 249	WY101471677	WMC299844	38N 75W 005	966661
SEA 250	WY101471678	WMC299845	38N 75W 005	966662
SEA 251	WY101471679	WMC299846	38N 75W 005	966663
SEA 252	WY101471680	WMC299847	38N 75W 005	966664
SEA 253	WY101471681	WMC299848	38N 75W 005	966665
SEA 254	WY101471682	WMC299849	38N 75W 005	966666
SEA 265	WY101471683	WMC299860	38N 75W 005	966677
SEA 266	WY101471684	WMC299861	38N 75W 005	966678
SEA 267	WY101471685	WMC299862	38N 75W 005	966679
SEA 268	WY101471686	WMC299863	38N 75W 005	966680
SEA 269	WY101471687	WMC299864	38N 75W 005	966681
SEA 270	WY101471688	WMC299865	38N 75W 005	966682
SEA 297	WY101471689	WMC299892	39N 75W 032	966709
SEA 298	WY101471690	WMC299893	39N 75W 032	966710
SEH #534	WY101472610	WMC298969	37N 75W 027	965280
SEA 299	WY101473905	WMC299894	39N 75W 032	966711
SEA 311	WY101473906	WMC299906	39N 75W 032	966723
SEA 312	WY101473907	WMC299907	39N 75W 032	966724
SEA 313	WY101473908	WMC299908	39N 75W 032	966725
SEA 314	WY101473909	WMC299909	39N 75W 032	966726
SEA 315	WY101473910	WMC299910	39N 75W 032	966727
SEA 316	WY101473911	WMC299911	39N 75W 032	966728
SEA 317	WY101473912	WMC299912	39N 75W 032	966729
SEA 329	WY101473913	WMC299924	39N 75W 032	966741
SEA 330	WY101473914	WMC299925	39N 75W 032	966742
SEA 331	WY101473915	WMC299926	39N 75W 032	966744
SEA 332	WY101473916	WMC299927	39N 75W 032	966745
SEA 333	WY101473917	WMC299928	39N 75W 032	966746

Exhibit G-14

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEA 334	WY101473918	WMC299929	39N 75W 032	966747
SEA 335	WY101473919	WMC299930	39N 75W 032	966748
SEA 395	WY101473920	WMC299990	38N 75W 028	966808
SEA 396	WY101473921	WMC299991	38N 75W 028	966809
SEA 440	WY101473922	WMC300035	38N 75W 015	966853
SEA 441	WY101473923	WMC300036	38N 75W 015	966854
SEA 442	WY101473924	WMC300037	38N 75W 015	966855
SEA 452	WY101473925	WMC300047	38N 75W 015	966865
SEA 453	WY101474916	WMC300048	38N 75W 015	966866
SEA 590	WY101474917	WMC300185	39N 75W 033	967003
SEA 591	WY101474918	WMC300186	39N 75W 033	967004
SEA 592	WY101474919	WMC300187	39N 75W 033	967005
SEA 593	WY101474920	WMC300188	39N 75W 033	967006
SEA 594	WY101474921	WMC300189	39N 75W 033	967007
SEA 601	WY101474922	WMC300196	39N 75W 033	967014
SEA 602	WY101474923	WMC300197	39N 75W 033	967015
SEA 603	WY101474924	WMC300198	39N 75W 033	967016
SEA 604	WY101474925	WMC300199	39N 75W 033	967017
SEP#679	WY101560644	WMC301845	38N 74W 032	971733
SEP#680	WY101560645	WMC301846	38N 74W 032	971734
SEP#681	WY101560646	WMC301847	38N 74W 032	971735
SEP#682	WY101560647	WMC301848	38N 74W 032	971736
SEP#683	WY101560648	WMC301849	38N 74W 032	971737
SEP#684	WY101560649	WMC301850	38N 74W 032	971738
SEP#685	WY101560650	WMC301851	38N 74W 032	971739
SEP#686	WY101560651	WMC301852	38N 74W 032	971740
SEP#687	WY101560652	WMC301853	38N 74W 032	971741
SEP#688	WY101560653	WMC301854	38N 74W 032	971742
SEP#689	WY101560654	WMC301855	38N 74W 029	971743

Exhibit G-15

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#690	WY101560655	WMC301856	38N 74W 029	971744
SEP#691	WY101560656	WMC301857	38N 74W 029	971745
SEP#692	WY101560657	WMC301858	38N 74W 029	971746
SEP#693	WY101560658	WMC301859	38N 74W 029	971747
SEP#694	WY101560659	WMC301860	38N 74W 029	971748
SEP#695	WY101560660	WMC301861	38N 74W 029	971749
SEP#696	WY101560661	WMC301862	38N 74W 029	971750
SEP#697	WY101560662	WMC301863	38N 74W 029	971751
SEP#698	WY101560663	WMC301864	38N 74W 029	971752
SEP#699	WY101560664	WMC301865	38N 74W 029	971753
SEP#700	WY101561444	WMC301866	38N 74W 029	971754
SEP#701	WY101561445	WMC301867	38N 74W 029	971755
SEP#702	WY101561446	WMC301868	38N 74W 029	971756
SEP#703	WY101561447	WMC301869	38N 74W 029	971757
SEP#704	WY101561448	WMC301870	38N 74W 029	971758
SEP#705	WY101561449	WMC301871	38N 74W 029	971759
SEP#706	WY101561450	WMC301872	38N 74W 020	971760
SEP#707	WY101561451	WMC301873	38N 74W 020	971761
SEP#708	WY101561452	WMC301874	38N 74W 020	971762
SEP#709	WY101561453	WMC301875	38N 74W 020	971763
SEP#710	WY101561454	WMC301876	38N 74W 020	971764
SEP#711	WY101561455	WMC301877	38N 74W 020	971765
SEP#712	WY101561456	WMC301878	38N 74W 020	971766
SEP#713	WY101561457	WMC301879	38N 74W 020	971767
SEP#714	WY101561458	WMC301880	38N 74W 020	971768
SEP#715	WY101561459	WMC301881	38N 74W 020	971769
SEP#716	WY101561460	WMC301882	38N 74W 020	971770
SEP#717	WY101561461	WMC301883	38N 74W 020	971771
SEP#718	WY101561462	WMC301884	38N 74W 020	971772

Exhibit G-16

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#719	WY101561463	WMC301885	38N 74W 020	971773
SEP#720	WY101561464	WMC301886	38N 74W 020	971774
SEP#721	WY101562244	WMC301887	38N 74W 020	971775
SEP#722	WY101562245	WMC301888	38N 74W 020	971776
SEP#723	WY101562246	WMC301889	38N 74W 033	971777
SEP#724	WY101562247	WMC301890	38N 74W 033	971778
SEP#725	WY101562248	WMC301891	38N 74W 033	971779
SEP#726	WY101562249	WMC301892	38N 74W 033	971780
SEP#727	WY101562250	WMC301893	38N 74W 033	971781
SEP#728	WY101562251	WMC301894	38N 74W 033	971782
SEP#729	WY101562252	WMC301895	38N 74W 028	971783
SEP#730	WY101562253	WMC301896	38N 74W 028	971784
SEP#731	WY101562254	WMC301897	38N 74W 028	971785
SEP#732	WY101562255	WMC301898	38N 74W 028	971786
SEP#733	WY101562256	WMC301899	38N 74W 028	971787
SEP#734	WY101562257	WMC301900	38N 74W 028	971788
SEP#735	WY101562258	WMC301901	38N 74W 028	971789
SEP#736	WY101562259	WMC301902	38N 74W 028	971790
SEH#137	WY101654738	WMC295940	37N 74W 008	953200
SEH#138	WY101654739	WMC295941	37N 74W 008	953201
SEH#139	WY101654740	WMC295942	37N 74W 008	953202
SEH#140	WY101654741	WMC295943	37N 74W 008	953203
SEH#141	WY101654742	WMC295944	37N 74W 008	953204
SEH#142	WY101654743	WMC295945	37N 74W 008	953205
SEH#143	WY101654744	WMC295946	37N 74W 008	953206
SEH#144	WY101654745	WMC295947	37N 74W 008	953207
SEH#145	WY101654746	WMC295948	37N 74W 008	953208
SEH#146	WY101654747	WMC295949	37N 74W 008	953209
SEH#147	WY101654748	WMC295950	37N 74W 008	953210

Exhibit G-17

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#148	WY101654749	WMC295951	37N 74W 008	953211
SEH#149	WY101654750	WMC295952	37N 74W 008	953212
SEH#150	WY101654751	WMC295953	37N 74W 008	953213
SEH#155	WY101654752	WMC295958	37N 74W 005	953218
SEH#156	WY101654753	WMC295959	37N 74W 005	953219
SEH#157	WY101654754	WMC295960	37N 74W 005	953220
SEH#158	WY101654755	WMC295961	37N 74W 005	953221
SEH#159	WY101654756	WMC295962	37N 74W 005	953222
SEH#162	WY101654757	WMC295965	37N 74W 005	953225
SEH#163	WY101654758	WMC295966	37N 74W 005	953226
SEH#164	WY101655355	WMC295967	37N 74W 005	953078
SEH#165	WY101655356	WMC295968	37N 74W 005	953079
SEH#166	WY101655357	WMC295969	37N 74W 005	953080
SEH#167	WY101655358	WMC295970	37N 74W 005	953077
SEH#168	WY101656576	WMC295971	37N 74W 005	953076
SEH#169	WY101656577	WMC295972	37N 74W 005	953075
SEH#170	WY101656578	WMC295973	37N 74W 005	953074
SEH#171	WY101656579	WMC295974	37N 74W 005	953073
SEH#1	WY101659179	WMC295804	37N 75W 024	953231
SEH#2	WY101659180	WMC295805	37N 75W 024	953232
SEH#3	WY101659972	WMC295806	37N 75W 024	953233
SEH#4	WY101659973	WMC295807	37N 75W 024	953234
SEH#5	WY101659974	WMC295808	37N 75W 024	953235
SEH#6	WY101659975	WMC295809	37N 75W 024	953236
SEH#7	WY101659976	WMC295810	37N 75W 024	953237
SEH#8	WY101659977	WMC295811	37N 75W 024	953238
SEH#9	WY101659978	WMC295812	37N 75W 024	953239
SEH#10	WY101659979	WMC295813	37N 75W 024	953240
SEH#11	WY101659980	WMC295814	37N 75W 024	953241

Exhibit G-18

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#12	WY101659981	WMC295815	37N 75W 024	953242
SEH#13	WY101659982	WMC295816	37N 75W 024	953243
SEH#14	WY101659983	WMC295817	37N 75W 024	953244
SEH#15	WY101659984	WMC295818	37N 75W 024	953245
SEH#16	WY101659985	WMC295819	37N 75W 024	953246
SEH#17	WY101880538	WMC295820	37N 75W 024	953247
SEH#18	WY101880539	WMC295821	37N 75W 024	953248
SEH#19	WY101880540	WMC295822	37N 75W 024	953249
SEH#20	WY101880541	WMC295823	37N 75W 024	953250
SEH#21	WY101880542	WMC295824	37N 75W 024	953251
SEH#22	WY101880543	WMC295825	37N 75W 024	953252
SEH#23	WY101880544	WMC295826	37N 75W 024	953253
SEH#24	WY101880545	WMC295827	37N 75W 024	953254
SEH#25	WY101880546	WMC295828	37N 75W 024	953255
SEH#26	WY101880547	WMC295829	37N 75W 024	953256
SEH#27	WY101880548	WMC295830	37N 75W 024	953257
SEH#28	WY101880549	WMC295831	37N 75W 024	953258
SEH#29	WY101880550	WMC295832	37N 75W 024	953259
SEH#30	WY101880551	WMC295833	37N 75W 013	953260
SEH#31	WY101880552	WMC295834	37N 75W 013	953261
SEH#33	WY101880553	WMC295836	37N 75W 013	953263, amended at 966408
SEH#34	WY101880554	WMC295837	37N 75W 013	953264, amended at 966409
SEH#35	WY101880555	WMC295838	37N 75W 013	953265, amended at 966410
SEH#36	WY101880556	WMC295839	37N 75W 013	953266, amended at 966411
SEH#37	WY101880557	WMC295840	37N 75W 013	953267, amended at 966412

Exhibit G-19

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#38	WY101880558	WMC295841	37N 75W 013	953268
SEH#172	WY101880559	WMC295975	37N 74W 005	953072
SEH#173	WY101880560	WMC295976	37N 74W 005	953071
SEH#174	WY101880561	WMC295977	37N 74W 005	953070
SEH#175	WY101880562	WMC295978	37N 74W 005	953069
SEH#176	WY101880563	WMC295979	37N 74W 005	953068
SEH#177	WY101880564	WMC295980	37N 74W 005	953067
SEH#178	WY101880565	WMC295981	37N 74W 005	953066
SEH#179	WY101880566	WMC295982	37N 74W 005	953065
SEH#180	WY101880567	WMC295983	37N 74W 005	953064
SEH#181	WY101880568	WMC295984	37N 74W 005	953063
SEH#182	WY101880569	WMC295985	37N 74W 005	953062
SEH#225	WY101880570	WMC296028	37N 74W 009	953288
SEH#234	WY101880571	WMC296037	37N 74W 009	953297
SEH#243	WY101880572	WMC296046	37N 74W 009	953306
SEH#244	WY101880573	WMC296047	37N 74W 009	953307
SEH#245	WY101880574	WMC296048	37N 74W 009	953308
SEH#246	WY101880575	WMC296049	37N 74W 009	953309
SEH#247	WY101880576	WMC296050	37N 74W 009	953310
SEH#248	WY101880577	WMC296051	37N 74W 009	953311
SEH#249	WY101880578	WMC296052	37N 74W 004	953312
SEH#250	WY101880579	WMC296053	37N 74W 004	953313
SEH#39	WY101881338	WMC295842	37N 75W 013	953269
SEH#40	WY101881339	WMC295843	37N 75W 013	953270
SEH#41	WY101881340	WMC295844	37N 75W 013	953271
SEH#42	WY101881341	WMC295845	37N 75W 013	953272
SEH#43	WY101881342	WMC295846	37N 75W 013	953273
SEH#44	WY101881343	WMC295847	37N 75W 013	953274
SEH#45	WY101881344	WMC295848	37N 75W 013	953275

Exhibit G-20

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#46	WY101881345	WMC295849	37N 75W 013	953276
SEH#47	WY101881346	WMC295850	37N 75W 013	953277
SEH#48	WY101881347	WMC295851	37N 75W 013	953278
SEH#49	WY101881348	WMC295852	37N 75W 013	953279
SEH#50	WY101881349	WMC295853	37N 75W 013	953280
SEH#54	WY101881350	WMC295857	37N 75W 013	953017
SEH#55	WY101881351	WMC295858	37N 75W 013	953018
SEH#56	WY101881352	WMC295859	37N 75W 013	953019
SEH#57	WY101881353	WMC295860	37N 75W 013	953020
SEH#63	WY101881354	WMC295866	37N 74W 018	953026
SEH#64	WY101881355	WMC295867	37N 74W 018	953027
SEH#65	WY101881356	WMC295868	37N 74W 018	953028
SEH#66	WY101881357	WMC295869	37N 74W 018	953029
SEH#67	WY101881358	WMC295870	37N 74W 018	953030, amended at 966407
SEH#251	WY101881359	WMC296054	37N 74W 004	953314
SEH#252	WY101881360	WMC296055	37N 74W 004	953315
SEH#253	WY101881361	WMC296056	37N 74W 004	953316
SEH#295	WY101881362	WMC296098	37N 74W 015	953408
SEH#296	WY101881363	WMC296099	37N 74W 015	953409
SEH#297	WY101881364	WMC296100	37N 74W 015	953410
SEH#298	WY101881365	WMC296101	37N 74W 015	953411
SEH#299	WY101881366	WMC296102	37N 74W 015	953412
SEH#300	WY101881367	WMC296103	37N 74W 015	953413
SEH#301	WY101881368	WMC296104	37N 74W 015	953414
SEH#302	WY101881369	WMC296105	37N 74W 015	953415
SEH#303	WY101881370	WMC296106	37N 74W 015	953416
SEH#369	WY101881371	WMC296172	37N 74W 014	953333
SEH#370	WY101881372	WMC296173	37N 74W 014	953334

Exhibit G-21

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#371	WY101881373	WMC296174	37N 74W 014	953335
SEH#376	WY101881374	WMC296179	37N 74W 014	953340
SEH#377	WY101881375	WMC296180	37N 74W 014	953341
SEH#378	WY101881376	WMC296181	37N 74W 014	953342
SEH#68	WY101881964	WMC295871	37N 74W 018	953131
SEH#69	WY101881965	WMC295872	37N 74W 018	953132
SEH#70	WY101881966	WMC295873	37N 74W 018	953133
SEH#71	WY101881967	WMC295874	37N 74W 018	953134
SEH#72	WY101881968	WMC295875	37N 74W 018	953135
SEH#73	WY101881969	WMC295876	37N 74W 018	953136
SEH#74	WY101881970	WMC295877	37N 74W 018	953137
SEH#75	WY101881971	WMC295878	37N 74W 018	953138
SEH#76	WY101881972	WMC295879	37N 74W 018	953139
SEH#77	WY101881973	WMC295880	37N 74W 007	953140
SEH#78	WY101881974	WMC295881	37N 74W 007	953141
SEH#79	WY101881975	WMC295882	37N 74W 007	953142
SEH#80	WY101881976	WMC295883	37N 74W 007	953143
SEH#81	WY101881977	WMC295884	37N 74W 007	953144
SEH#82	WY101881978	WMC295885	37N 74W 007	953145
SEH#83	WY101881979	WMC295886	37N 74W 007	953146
SEH#84	WY101881980	WMC295887	37N 74W 007	953147
SEH#85	WY101881981	WMC295888	37N 74W 007	953148
SEH#86	WY101881982	WMC295889	37N 74W 007	953149
SEH#87	WY101881983	WMC295890	37N 74W 007	953150
SEH#88	WY101881984	WMC295891	37N 74W 007	953151
SEH#89	WY101882580	WMC295892	37N 74W 007	953152
SEH#90	WY101882581	WMC295893	37N 74W 007	953153
SEH#91	WY101882582	WMC295894	37N 74W 007	953154
SEH#92	WY101882583	WMC295895	37N 74W 007	953155

Exhibit G-22

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEH#93	WY101882584	WMC295896	37N 74W 007	953156
SEH#94	WY101882585	WMC295897	37N 74W 007	953157
SEH#120	WY101882586	WMC295923	37N 74W 017	953183
SEH#121	WY101882587	WMC295924	37N 74W 017	935184
SEH#122	WY101882588	WMC295925	37N 74W 017	935185
SEH#123	WY101882589	WMC295926	37N 74W 008	953186
SEH#124	WY101882590	WMC295927	37N 74W 008	953187
SEH#126	WY101882591	WMC295929	37N 74W 008	953189
SEH#127	WY101882592	WMC295930	37N 74W 008	953190
SEH#128	WY101882593	WMC295931	37N 74W 008	953191
SEH#129	WY101882594	WMC295932	37N 74W 008	953192
SEH#130	WY101882595	WMC295933	37N 74W 008	953193
SEH#131	WY101882596	WMC295934	37N 74W 008	953194
SEH#132	WY101882597	WMC295935	37N 74W 008	953195
SEH#134	WY101882598	WMC295937	37N 74W 008	953197
SEH#135	WY101882599	WMC295938	37N 74W 008	953198
SEH#136	WY101882600	WMC295939	37N 74W 008	953199
SEP#08	WY101885841	WMC301174	37N 75W 007	971062
SEP#09	WY101885842	WMC301175	37N 75W 007	971063
SEP#10	WY101886622	WMC301176	37N 75W 007	971064
SEP#11	WY101886623	WMC301177	37N 75W 007	971065
SEP#26	WY101886624	WMC301192	37N 75W 007	971080
SEP#27	WY101886625	WMC301193	37N 75W 007	971081
SEP#28	WY101886626	WMC301194	37N 75W 007	971082
SEP#29	WY101886627	WMC301195	37N 75W 007	971083
SEP#30	WY101886628	WMC301196	37N 75W 007	971084
SEP#31	WY101886629	WMC301197	37N 75W 007	971085
SEP#42	WY101886630	WMC301208	37N 75W 006	971096
SEP#43	WY101886631	WMC301209	37N 75W 006	971097

Exhibit G-23

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#44	WY101886632	WMC301210	37N 75W 006	971098
SEP#45	WY101886633	WMC301211	37N 75W 006	971099
SEP#46	WY101886634	WMC301212	37N 75W 006	971100
SEP#47	WY101886635	WMC301213	37N 75W 006	971101
SEP#48	WY101886636	WMC301214	37N 75W 006	971102
SEP#49	WY101886637	WMC301215	37N 75W 006	971103
SEP#60	WY101886638	WMC301226	37N 75W 006	971114
SEP#61	WY101886639	WMC301227	37N 75W 006	971115
SEP#62	WY101886640	WMC301228	37N 75W 006	971116
SEP#63	WY101886641	WMC301229	37N 75W 006	971117
SEP#64	WY101886642	WMC301230	37N 75W 008	971118
SEP#65	WY101887422	WMC301231	37N 75W 008	971119
SEP#66	WY101887423	WMC301232	37N 75W 008	971120
SEP#67	WY101887424	WMC301233	37N 75W 008	971121
SEP#78	WY101887425	WMC301244	37N 75W 008	971132
SEP#79	WY101887426	WMC301245	37N 75W 008	971133
SEP#80	WY101887427	WMC301246	37N 75W 008	971134
SEP#81	WY101887428	WMC301247	37N 75W 008	971135
SEP#82	WY101887429	WMC301248	37N 75W 008	971136
SEP#83	WY101887430	WMC301249	37N 75W 008	971137
SEP#84	WY101887431	WMC301250	37N 75W 008	971138
SEP#85	WY101887432	WMC301251	37N 75W 008	971139
SEP#98	WY101887433	WMC301264	37N 75W 008	971152
SEP#99	WY101887434	WMC301265	37N 75W 008	971153
SEP#100	WY101887435	WMC301266	37N 75W 005	971154
SEP#101	WY101887436	WMC301267	37N 75W 005	971155
SEP#116	WY101887437	WMC301282	37N 75W 005	971170
SEP#117	WY101887438	WMC301283	37N 75W 005	971171
SEP#463	WY101887439	WMC301629	37N 75W 012	971517

Exhibit G-24

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#464	WY101887440	WMC301630	37N 75W 012	971518
SEP#465	WY101887441	WMC301631	37N 75W 012	971519
SEP#466	WY101887442	WMC301632	37N 75W 012	971520
SEP#487	WY101888244	WMC301653	37N 75W 001	971541
SEP#488	WY101888245	WMC301654	37N 75W 001	971542
SEP#489	WY101888246	WMC301655	37N 75W 001	971543
SEP#490	WY101888247	WMC301656	37N 75W 001	971544
SEP#499	WY101888248	WMC301665	37N 75W 001	971553
SEP#500	WY101888249	WMC301666	37N 75W 001	971554
SEP#557	WY101888250	WMC301723	38N 74W 031	971611
SEP#558	WY101888251	WMC301724	38N 74W 031	971612
SEP#559	WY101888252	WMC301725	38N 74W 031	971613
SEP#560	WY101888253	WMC301726	38N 74W 031	971614
SEP#561	WY101888254	WMC301727	38N 74W 031	971615
SEP#562	WY101888255	WMC301728	38N 74W 031	971616
SEP#563	WY101888256	WMC301729	38N 74W 031	971617
SEP#564	WY101888257	WMC301730	38N 74W 031	971618
SEP#577	WY101888258	WMC301743	38N 74W 030	971631
SEP#578	WY101888259	WMC301744	38N 74W 030	971632
SEP#579	WY101888260	WMC301745	38N 74W 030	971633
SEP#580	WY101888261	WMC301746	38N 74W 030	971634
SEP#591	WY101888262	WMC301757	38N 74W 030	971645
SEP#592	WY101888263	WMC301758	38N 74W 030	971646
SEP#593	WY101888264	WMC301759	38N 74W 030	971647
SEP#594	WY101889044	WMC301760	38N 74W 030	971648
SEP#595	WY101889045	WMC301761	38N 74W 019	971649
SEP#596	WY101889046	WMC301762	38N 74W 019	971650
SEP#597	WY101889047	WMC301763	38N 74W 019	971651
SEP#598	WY101889048	WMC301764	38N 74W 019	971652

Exhibit G-25

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#609	WY101889049	WMC301775	38N 74W 019	971663
SEP#610	WY101889050	WMC301776	38N 74W 019	971664
SEP#611	WY101889051	WMC301777	38N 74W 019	971665
SEP#612	WY101889052	WMC301778	38N 74W 019	971666
SEP#613	WY101889053	WMC301779	38N 74W 019	971667
SEP#614	WY101889054	WMC301780	38N 74W 019	971668
SEP#625	WY101889055	WMC301791	38N 74W 019	971679
SEP#626	WY101889056	WMC301792	38N 74W 019	971680
SEP#627	WY101889057	WMC301793	38N 74W 019	971681
SEP#628	WY101889058	WMC301794	38N 74W 019	971682
SEP#629	WY101889059	WMC301795	38N 74W 018	971683
SEP#630	WY101889060	WMC301796	38N 74W 018	971684
SEP#631	WY101889061	WMC301797	38N 74W 018	971685
SEP#632	WY101889062	WMC301798	38N 74W 018	971686
SEP#641	WY101889063	WMC301807	38N 74W 018	971695
SEP#642	WY101889064	WMC301808	38N 74W 018	971696
SEP#643	WY101889844	WMC301809	38N 74W 018	971697
SEP#659	WY101889845	WMC301825	38N 74W 032	971713
SEP#660	WY101889846	WMC301826	38N 74W 032	971714
SEP#661	WY101889847	WMC301827	38N 74W 032	971715
SEP#662	WY101889848	WMC301828	38N 74W 032	971716
SEP#663	WY101889849	WMC301829	38N 74W 032	971717
SEP#664	WY101889850	WMC301830	38N 74W 032	971718
SEP#665	WY101889851	WMC301831	38N 74W 032	971719
SEP#666	WY101889852	WMC301832	38N 74W 032	971720
SEP#667	WY101889853	WMC301833	38N 74W 032	971721
SEP#668	WY101889854	WMC301834	38N 74W 032	971722
SEP#669	WY101889855	WMC301835	38N 74W 032	971723
SEP#670	WY101889856	WMC301836	38N 74W 032	971724

Exhibit G-26

				County
				Recording
		Legacy Serial	Township Range	(Instrument
Claim Name	Serial Number	Number	Section	No.)
SEP#671	WY101889857	WMC301837	38N 74W 032	971725
SEP#672	WY101889858	WMC301838	38N 74W 032	971726
SEP#673	WY101889859	WMC301839	38N 74W 032	971727
SEP#674	WY101889860	WMC301840	38N 74W 032	971728
SEP#675	WY101889861	WMC301841	38N 74W 032	971729
SEP#676	WY101889862	WMC301842	38N 74W 032	971730
SEP#677	WY101889863	WMC301843	38N 74W 032	971731
SEP#678	WY101889864	WMC301844	38N 74W 032	971732

Exhibit G-27

Exhibit H

to

Purchase and Sale Agreement

Assignment and Assumption of Wyoming State Leases

[assignment form follows]

Exhibit H-1

ASSIGNMENT

OFFICE OF STATE LANDS AND INVESTMENTS
STATE OF WYOMING

KNOW ALL MEN BY THESE PRESENTS: That I, we, _____________________________________________________________________, assignor, being lessee, lessees, under that certain State of Wyoming Lease bearing Serial ______________ number ________________, and covering land situate in ____________________ County, Counties, described as follows:

and containing __________ acres more or less, for and in consideration of the sum of __________ Dollars ($             ) in hand paid, the receipt of which is hereby acknowledged, do hereby sell, assign, transfer and set over unto ______________________________________________________________ of ____________________________, assignee, all rights, title and interest of assignor in and to said lease insofar as it covers the following described land:

and containing __________ acres, more or less, reserving, however, unto assignor

TO HAVE AND TO HOLD unto the said ______________________________ successors and assigns, subject to the terms and conditions of said lease, the grants and reservations herein contain extending to any renewal lease, substitute lease or new lease issued in lieu thereof with full effect.

IN WITNESS WHEREOF, this instrument executed this _______ day of ______________, ______

WITNESS:
Assignor-Lessee

By
President

Attest
(SEAL)
Secretary

ACKNOWLEDGEMENT (For use by Individual)

State of _________________________	}
ss
County of ______________________	}

On this ____________ day of ______________, A.D. 20____, before me personally appeared _________________________________ to me known to be the person described in and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

Witness my hand and seal this _______ day of _____________, A.D. 20____.

(SEAL)
Notary Public

My Commission expires:

ACKNOWLEDGEMENT (For use by Corporation)

State of _________________________	}
ss
County of ______________________	}

On this _________ day of ______________, A.D. 20____, before me personally appeared _________________________________, to me personally known, who, being by me duly sworn, did say that he is the ____________ of _________________________ and that the seal affixed to said instrument is the corporate seal of said corporation and that said instrument was signed and sealed in behalf of said corporation by authority of its Board of

Directors, and ____________________________________________ acknowledged said instrument to be the free act and deed of said corporation.

Witness my hand and seal this _______ day of ________________, A.D. 20____.

(SEAL)
Notary Public

My Commission Expires: _______________________________

Assignment recorded in the Office of the OFFICE OF STATE LANDS AND INVESTMENTS:

(Fee for recording this form of assignment is $40.00. If other terms are desired incorporated in the assignment a special form should be prepared and signed copies forwarded to the OFFICE OF STATE LANDS AND INVESTMENTS in duplicate, as one copy is retained for the office record.)

Exhibit H-2

Exhibit I

to

Purchase and Sale Agreement

Development Agreements Assignment

[assignment form follows]

Exhibit I-1

After Recording, Mail To:

Powder River Basin LLC

ASSIGNMENT AND ASSUMPTION OF DEVELOPMENT AGREEMENTS

This Assignment and Assumption of Development Agreements (this “Assignment”) is made and entered into effective as of _____, 2025 (the “Effective Date”), by and between Stakeholder Energy, LLC, a Wyoming limited liability company (“Assignor”), with a mailing address of ________________________________, and Powder River Basin LLC, a Delaware limited liability company (“Assignee”), with a mailing address of ___________________________________________________.

RECITALS

A.	Assignor and [Enter Lessor] entered into [Reference Name(s) of Lease(s) and Agreement(s)] dated [Enter Date], as amended, (collectively, the “Contracts”) covering certain properties described therein (the “Property”). [2]

B.	Assignor, as Seller, and Assignee, as Buyer, are parties to that certain Purchase and Sale Agreement dated ________ __, 2025 (the “Purchase Agreement”) relating to the purchase of certain assets owned by Assignor.

C.	Pursuant to the terms and conditions of the Purchase Agreement, Assignor agreed to assign its interest in the Contracts to Assignee, and Assignee has agreed to assume all of Assignor’s obligations under the Contracts.

ACCORDINGLY, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged Assignor and Assignee hereby agree as follows:

1.       Assignor hereby transfers, assigns, and conveys to Assignee, and its successors and assigns, all of Assignor’s right, title and interest in, to and under the Contracts effective as of the Effective Date.

2.       Assignee hereby accepts the assignment of Assignor’s interest in the Contracts, and hereby assumes all of the obligations and liabilities of Assignor under the Contracts arising from and after the Effective Date and agrees, for the benefit of Assignor to perform, observe, keep and comply with all of the terms, covenants, conditions, provisions and agreements contained in the Contracts on the part of Assignor to be performed, observed, kept and complied with from and after the Effective Date, subject to its right to terminate any or all of the Contracts in accordance with the provisions thereof.

2 Note to Draft: It may be easier to move this information to a schedule to the assignment.

Exhibit I-2

3.       This Assignment shall be binding upon and inure to the benefit of Assignor, Assignee and their respective successors and assigns. This Assignment may be signed in any number of counterparts, all of which when taken together shall constitute one complete instrument. This Assignment will be governed by and construed under and in accordance with the laws of the State of Wyoming.

[Signature Page Follows]

Exhibit I-3

IN WITNESS WHEREOF, the parties hereto have executed this Assignment to be effective as of the Effective Date.

ASSIGNOR

Stakeholder Energy, LLC

By: ____________________

Name: _________________

Its: ____________________

STATE OF _____________	)
: ss.
County of ______________	)

Signed and acknowledged before me on __________________, 2025, by______________, as ______________________ of Stakeholder Energy, LLC, a Wyoming limited liability company.

Notary Signature

ASSIGNEE

Powder River Basin LLC,

a Delaware limited liability company

By: ____________________

Name: _________________

Its: ____________________

STATE OF _____________	)
: ss.
County of ______________	)

Exhibit I-4

Signed and acknowledged before me on __________________, 2025, by______________, as ______________________ of Powder River Basin LLC, a Delaware limited liability company.

Notary Signature

Exhibit I-5

Exhibit J

to

Purchase and Sale Agreement

[form Estoppel Certificate to follow]

Exhibit J-1

ESTOPPEL CERTIFICATE

This Estoppel Certificate (this “Certificate”), dated _____________, 2025 (the “Effective Date”), is executed and delivered by ______________ (“[Counterparty Name(s) / Lessor(s)]”), for the benefit of Acquiror (as defined below). [Counterparty Name(s) / Lessor(s)] and Stakeholder Energy, LLC (“Stakeholder”) are parties to that [Surface Use Agreement / Uranium Exploration and Development Agreement / Uranium and Mineral Lease Agreement] dated ________________ (the “[SUA / E&D Agreement / Lease]”), pursuant to which [Counterparty Name(s) / Lessor(s)] [has / have] [granted certain rights / leased] to Stakeholder [in] certain property owned and/or leased by them in Converse County, Wyoming (the “Subject Property”), as described in the [SUA / E&D Agreement / Lease], for purposes of [entry upon the Subject Property for the purpose of locating mining claims, conducting exploration work, developing ore bodies, and producing uranium and associated minerals / conducting exploration and developing underground mining and related activities on the Subject Property / leasing the subject minerals on or under the Subject Property]. Powder River Basin LLC, a Delaware limited liability company, (“Acquiror”) is considering acquiring certain of Stakeholder’s assets in Converse County, Wyoming, including an assignment of Stakeholder’s interest in the [SUA / E&D Agreement / Lease], and has requested that [Counterparty Name(s) / Lessor(s)] provide this Certificate in connection with that proposed acquisition.

[Counterparty Name(s) / Lessor(s)] hereby certify[y / ies], as of the Effective Date, to Acquiror, and Acquiror’s successors and assigns, whom [Counterparty Name(s) / Lessor(s)] acknowledges are relying on the certifications included in this Certificate, that:

1.             The [SUA / E&D Agreement / Lease] is in full force and effect and has not been modified, changed, altered or amended in any respect except as described above. The [SUA / E&D Agreement / Lease], along with the [list other documents, e.g., SUA / E&D Agreement / Lease] represents the entire agreement between [Counterparty Name(s) / Lessor(s)] and Stakeholder with respect to the Subject Property.

2.	As of the Effective Date:

(a)        Stakeholder has timely and fully performed all of its payment and other obligations under the [SUA / E&D Agreement / Lease], and to [Counterparty Name(s) / Lessor(’s’)] knowledge, there are no defaults existing under the [SUA / E&D Agreement / Lease] on the part of Stakeholder and no events have occurred that, with the passage of time or the giving of notice, or both, would constitute a default by Stakeholder under the [SUA / E&D Agreement / Lease];

(b)        there are no defaults existing under the [SUA / E&D Agreement / Lease] on the part of [Counterparty Name(s) / Lessor(s)] and no events have occurred that, with the passage to time or the giving of notice, or both, would constitute a default by [Counterparty Name(s) / Lessor(s)] under the [SUA / E&D Agreement / Lease]; and

(c)        to the [Counterparty Name(s) / Lessor(’s’)] knowledge, there is no existing basis for it to cancel or terminate the [SUA / E&D Agreement / Lease].

Exhibit I-2

3.             [Counterparty Name(s) / Lessor(s)] [has / have] read this Certificate and acknowledge and understand the certifications and representations made herein. This Certificate is executed by [Counterparty Name(s) / Lessor(s)] intending reliance hereon by Acquiror and its successors and assigns.

4.             This Certificate may be executed in one or more counterparts, which taken together shall constitute one and the same document.

[Signature Page Follows]

Exhibit I-3

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed and delivered this Certificate as of the Effective Date.

[COUNTERPARTY NAME(S) / LESSOR(S)]

______________________________, [a ___________________ corporation]

By: ____________________________________ Name: __________________________________ Title: ___________________________________

Exhibit I-4

Exhibit K-1

to

Purchase and Sale Agreement

Terms of Amendments to Underlying Agreements

1.	Shut in Royalty Provision. This provision would be deleted in its entirety.

2.	Schedule and Calculation of Royalty Payments to be modified to reflect:

a. Payments on a quarterly schedule.

b. Payment of a royalty based on the listed percentage of cash payments actually received for delivered product during the quarter.

3.     Continuous Operations. Revisions to the continuous operations clauses of the Underlying Agreements, (i) providing that the continuous operations provisions do not become applicable until the end of the five-year extensions to the primary term of the leases, (ii) providing that “continuous operations” include not only mining, processing, development and reclamation, but any activities the Lessee is permitted or required by regulatory agencies to engage in under the leases (so that any exploration, development, mining, processing or related activities would satisfy the obligation to perform continuous operations and keep the leases in effect), and (iii) conforming the references to continuous operations in the different Sections of the Mineral Leases so that they are consistent with each other.

Exhibit K-1

Exhibit K-2
to

Purchase and Sale Agreement

Terms of Amendments to Certain Royalty Assignments

1.  The description of the nature, calculation and payment of the production royalties shall be modified so that they are payable quarterly, calculated at the Applicable Royalty Percentage (as defined in Exhibit O to this Agreement, and based on a percentage of Net Smelter Returns, as Net Smelter Returns are defined in Exhibit O to this Agreement.

2.  The provisions of the Royalty Assignments shall be modified to include the provisions of the attached Exhibit O, modified as applicable to the properties covered thereby and the terms thereof.

Exhibit K-2

Exhibit L
to

Purchase and Sale Agreement

FIRPTA Certificate

Section 1445 of the Internal Revenue Code provides that a transferee of a United States real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Code Section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform Powder River Basin LLC, a Delaware limited liability company (“Transferee”), that withholding of tax is not required upon the disposition of U.S. real property interests by Stakeholder Energy, LLC (“Transferor”), the undersigned hereby certifies the following on behalf of Transferor:

1.	Transferor is not a foreign corporation, foreign partnership, foreign trust, foreign estate, or foreign person (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2.	Transferor is not a disregarded entity as defined in Treasury Regulations Section 1.1445-2(b)(2)(iii);

3.	Transferor’s United States employer identification number is __________________; and

4.	Transferor’s address is ________________________________.

Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties or perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Executed on [●], 2025.

Stakeholder Energy, LLC

By:

Name:

Title:

Exhibit L-1

Exhibit M
to

Purchase and Sale Agreement

Royalty Assignments

Assignment Number	Assignee(s)	Royalty Interest	Burdened Property

1	Investor Pool, LLC (Investor Pool, LLC’s interest was subsequently conveyed to those assignees under Assignment Number 4, below)	2%	See Document Number 1130978, records of the Clerk and Recorder of Converse County, Wyoming
2	Investor Pool, LLC (Investor Pool, LLC’s interest was subsequently conveyed to those assignees under Assignment Number 5, below)	2%	See Document Number 1130979, records of the Clerk and Recorder of Converse County, Wyoming
3	Investor Pool, LLC (Investor Pool, LLC’s interest was subsequently conveyed to those assignees under Assignment Number 6, below)	2%	See Document Number 1130980, records of the Clerk and Recorder of Converse County, Wyoming
4	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, JEL Enterprises, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 2%	See Document Number 1130981, records of the Clerk and Recorder of Converse County, Wyoming

5	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, JEL Enterprises, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 2%	See Document Number 1130982, records of the Clerk and Recorder of Converse County, Wyoming

6	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, JEL Enterprises, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 2%	See Document Number 1130983, records of the Clerk and Recorder of Converse County, Wyoming

7	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 5%	See Document Number 1131103, records of the Clerk and Recorder of Converse County, Wyoming

8	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 5%	See Document Number 1131104, records of the Clerk and Recorder of Converse County, Wyoming

9	Nerd Gas Company, LLC, Nuclear Energy Exploration, LLC, Barlow & Haun, Inc., Kent A. Sundell	Combined 5%	See Document Number 1131105, records of the Clerk and Recorder of Converse County, Wyoming

Exhibit M-1

Exhibit N

to

Purchase and Sale Agreement

Royalty Area of Interest Map

***

Pine Ridge Project AOI
Converse County, Wyoming
February 21, 2025
Claims, state leases and fee minerals within ranch boundaries included in the 2025 Purchase Sale Agreement
Area of Interest boundary (AOI) for the purpose of the 2025 Purchase Sale Agreement.
Alternate Royalty Ground
Excluded Area
Excluded Area
Ranch Boundaries
Ross Road
Ranch Houses
0 2.5 5 Kilometers
0 2.5 5 Miles
1:200,000
N
40N 77W
40N 76W
40N 75W
40N 74W
40N 73W
40N 72W
40N 71W
39N 74W
39N 76W
39N 77W
39N 75W
39N 73W
38N 73W
38N 74W
38N 76W
38N 75W
38N 77W
37N 77W
37N 74W
37N 72W
37N 71W
37N 76W
37N 75W
37N 73W
36N 73W
36N 77W
36N 76W
36N 75W
36N 74W
35N 77W
35N 76W
35N 75W
35N 74W
35N 73W
420000
430000
440000
450000
460000
4790000
Copyright: © 2013 National Geographic Society, i-cubed
Global Uranium and Enrichment

Exhibit N-1

Exhibit O
to

Purchase and Sale Agreement

Area of Interest Royalty

Buyer shall pay to Stakeholder a production royalty based on the Applicable Royalty Percentage of the Net Smelter Returns from Subject Minerals produced and sold or deemed sold by Buyer from any AOI Property.

a.             Definitions. As used in this Exhibit O, capitalized terms shall have the meaning ascribed to them in the Agreement, and the additional words and phrases set forth below shall have the following meanings:

(i)         “Applicable Royalty Percentage” means the royalty percentage applicable depending on the applicable sales price of U3O8 Concentrate, as set forth on the following table:

U308 Realized Price	NSR Variable %
$59.99 and less	3.50%
$60-69.99	3.75%
$70-79.99	4.50%
$80-89.99	5.00%
$90-99.99	5.00%
$100-109.99	5.00%
$110-119.99	5.00%
$120-129.99	5.50%
$130-139.99	5.75%
$140-149.99	6.00%
$150 and above	6.00%

(ii)        “Lixiviant” means the solution containing Subject Minerals which is the end product produced at each well house.

(iii)       “U3O8 Concentrate” means the product derived from the Lixiviant after further Processing.

(iv)       “Proceeds” means the sum either actually received or deemed to have been received by Buyer for the sale of U3O8 Concentrate.

Exhibit O-1

(v)       “Transportation Costs” means the expenses and charges actually incurred by Buyer in transporting U3O8 Concentrate from the mine to the converter and then on to any other place of sale. Such expenses shall include, but not be limited to, freight, shipment, insurance, handling, security, port, delay, demurrage, forwarding costs and transportation taxes.

(vi)       “Processing Costs” means the amounts actually incurred by Buyer for Processing; provided, however, that Processing Costs shall not include any capital expenditures.

(vii)       “Processing” means the activities undertaken to convert Lixiviant to U3O8 Concentrate, including without limitation (A) pumping Lixivinant from the wellfield to the Plant; (B) the ion exchange, elution, precipitation, drying and drumming processes that take place in the Plant; (C) management of waste and hazardous materials related to the milling, refining, or treatment process; and (D) infrastructure maintenance related to the milling, refining, or treatment process.

(viii)      “Ad Valorem Tax” means any taxes or other assessments based on the value of any AOI Property or any fixtures thereon, including the Plant.

(ix)       “Plant” means the plant in which Processing of Lixiviant into U3O8 Concentrate is conducted.

b.            Calculation of Net Smelter Returns. The Net Smelter Returns from U3O8 Concentrate produced and sold by Buyer from any AOI Property shall be determined as follows:

(i)         For U3O8 Concentrate sold by Buyer to a non-Affiliate, Net Smelter Returns shall be calculated based on the Applicable Royalty Percentage for the Proceeds received therefrom by Buyer, less, to the extent actually incurred by Buyer, sale or brokerage costs, Transportation Costs, Processing Costs, severance taxes and Ad Valorem Taxes. Such U3O8 Concentrate shall be deemed sold at the time the Proceeds are received by Buyer.

(ii)        If U3O8 Concentrate is sold or transferred by Buyer to an Affiliate, it shall be deemed sold by Buyer at the time of delivery to the Affiliate and the Net Smelter Returns shall be deemed to be an amount equal to that which would have been received by Buyer from a bona fide third party purchaser in an arms-length transaction for an identical product less Transportation Costs, Processing Costs, severance taxes and Ad Valorem Taxes incurred by Buyer.

Exhibit O-2

c.           Payment. Payment of production royalties shall be made by Buyer to Stakeholder within thirty (30) days after the end of each calendar quarter during which Proceeds are received by Buyer for any Subject Minerals removed from, produced and sold from any AOI Property, and shall be accompanied by a statement showing weights and values of all Subject Minerals produced from any AOI Property during such previous month.

d.           Audit Rights. Buyer shall keep accurate production well records, assay records, and other relevant data necessary to document the quantity of Subject Minerals produced from any AOI Property, together with records of volumes of Proceeds received by Buyer for such Subject Minerals; provided that Buyer shall have no duty to preserve such records for longer than sixty (60) months after Subject Minerals are produced and sold from any AOI Property. Prior to the expiration of such sixty-month period, Stakeholder, or its agents, shall have access during normal business hours, upon reasonable notice and in such manner as will not unreasonably interfere with the conduct of business, to such records for the purpose of inspecting and auditing the production royalty payments. If Stakeholder believes that an inspection or audit shows that uranium or other mineral production from any AOI Property or that the Proceeds calculations are incorrect, it may submit a written claim to Buyer for the additional amount of production royalty that Stakeholder believes it is entitled to. Within thirty (30) days following receipt of such a claim from the Stakeholder, Buyer shall either (i) pay to Stakeholder the royalty owed on the claimed additional amount of production, or (ii) notify Stakeholder in writing that Buyer disagrees with all or part of the Stakeholder’s claim, state the basis on which it disagrees with the claim, and pay that amount, if any, that is not in dispute. All disputes under this paragraph shall be resolved in state or federal courts of Wyoming with jurisdiction.

e.           Pooling. Stakeholder specifically grants Buyer the right to pool the production of Subject Minerals from all or any part of any AOI Property with the production of Subject Minerals from all or any part of adjacent or contiguous land whether owned by the Stakeholder, Buyer, or a third party, at any time and from time to time to explore, drill, mine, operate for, produce, extract, remove, transport, and sell uranium and other Subject Minerals, provided the area so pooled (the “pooled land”) shall, as near as is practicable, cover only the delineated ore body from which production attributable to the pooled land is to occur. For the purpose of determining production royalty under this Exhibit O, any production of uranium or other Subject Minerals produced from the pooled land shall be allocated to applicable AOI Property on the basis of the amount of surface acreage of any AOI Property contained in the pooled land as it relates to the total surface acreage of all land contained in the pooled land. Uranium and other Subject Minerals produced from the pooled land shall be conclusively presumed to be produced uniformly within the boundaries of the pooled land both as to quantity and quality, and the amount allocated to any AOI Property shall be, for all purposes under this Exhibit O, presumed to have been produced from that AOI Property. Buyer shall not, during production by solution milling methods, be required to account to the Stakeholder for any Subject Minerals that migrate off any AOI Property or solutions that migrate on to any AOI Property as long as Buyer is conducting its operations in a reasonable and prudent manner.

Exhibit O-3

f.            Commingling. Stakeholder grants Buyer the right to, at any time and from time to time, mix or commingle uranium or other Subject Minerals from any AOI Property or land pooled therewith with like substances produced from other land for transporting, treating, Processing, and storing prior to or for the purpose of sale. Prior to such commingling, the uranium content or content of other Subject Minerals, where such are being processed for sale, of the raw ore or the amount thereof in solution, shall be assayed or otherwise determined by periodic sampling, using sound engineering principles and the volume of all solutions produced shall be determined by adequate metering devices. The uranium or other Subject Minerals attributable to any AOI Property where such commingling has occurred, for production royalty purposes, shall be a percentage of the total uranium or other subject minerals sold by Buyer (including the Stakeholder’s share from pooled land as determined in accordance with paragraph e. above), which percentage shall be determined by the relationship that the uranium content or other Subject Minerals content in production from any AOI Property multiplied by the volume thereof bears to the total uranium content or other Subject Minerals content in production from all lands multiplied by the total volume of the commingled production from all the lands for the applicable production period.

Exhibit O-4

g.           No Implied Covenants. Stakeholder and Buyer agree that there are no implied covenants or conditions whatsoever in this Exhibit O relating to the exploration, development, mining, or production of the Subject Minerals, or the times thereof. In addition, Buyer may, after commencement of production, in its sole discretion, temporarily decrease, shutdown, or cease production for any reason, so long as any payments due Stakeholder during that time are made.

Exhibit O-5